2004 ANNUAL REPORT

NewMil Bancorp



OUR GROWING COMMITMENT






EARNINGS PER SHARE (diluted)
$1.50
$1.73
$1.95


NET INCOME (dollars in millions)
$6.9
$7.5
$8.4


RETURN ON AVERAGE EQUITY


RETURN ON AVERAGE ASSETS
1.11%

LOCATIONS

Bethel	New Milford /3
Bridgewater	New Preston
Brookfield	Norwalk
Canaan	Ridgefield
Danbury /2	Sharon
Kent	Sherman
Morris	Southbury /2
New Fairfield	



TO OUR SHAREHOLDERS


SEC MAIL PROCESSING
RECEIVED
MAR 24 2005
WASH. D.C.
152
SECTION

2004 was a year of outstanding achievement for your company, which is stronger and more diversified than at any point in its 148-year history.

We continued to execute our business model — adhering closely to our belief that a well managed and highly focused community bank can thrive within a banking environment that is changing dramatically. All of the markets we serve are growing, as the national economy has begun a steady recovery. Against this economic backdrop, and with continued industry consolidation, we have produced another year of record earnings.

The cornerstone of our business model is to provide superior customer service across the organization, delivered by highly trained people who are equipped with a sophisticated array of banking products. The combination of outstanding technology, "high touch" personal attention and a broad banking network makes banking with us pleasant and convenient, and provides an excellent foundation on which to develop long-term relationships with our customers. Uncompromising service has been the guiding principle of our success to date.

During the year, we launched a number of customer service initiatives, among the most important of which was our Customer Care Center, which handles tens of thousands of calls annually about all types of banking needs. This centralized service facility allows us to provide rapid responses to routine questions, solve problems and showcase certain products. At the same time, channeling inquiries to our center frees up employees in the branches, enabling them to better serve their customers on a face-to-face basis.

Our major business areas turned in another solid year in 2004. The Commercial Lending group originated a record number of business loans, and attracted many new business relationships to the company. We focus primarily on loans under $1.5 million, and are well equipped to serve the unique needs of small business customers. Our lenders are very seasoned, having worked through thousands of small business financings over the years. We also specialize in government guaranteed loans and enjoy Small Business Administration (SBA) "Preferred Lender" status. For the smaller end of the small business market, we launched a 24-hour approval Business Express Loan Program for needs up to $100,000. This has been very well received by our small business customers who need and value responsiveness.





Our Residential Lending group traded on excellent relationships with many successful realtors throughout our market area and turned in a good year, offsetting the fact that the refinancing business had quieted in 2004. Still fueled by low interest rates, our business mix was substantially skewed toward home purchases. We offer a comprehensive array of loan products to satisfy a range of customer needs — from first-time homebuyers seeking up to 100% financing to customers interested in financing first or second homes in all price ranges.

The experience of both our commercial and retail bankers places them among the elite in the industry in New England. We leverage this experience with prompt and creative responsiveness to our customers' lending needs. Our decisions are made here by people to whom our customers have access, not by faceless bankers in a centralized lending center halfway across the country. This is a competitive advantage that we trade upon daily.

On the deposit side, we recorded a strong year in new account acquisitions, and our deposit base grew 6%. The branch system engaged in a number of customer service initiatives, many of which were designed to cross-sell other banking services to existing clients. Despite the fact that depositors moved money last year to real estate and other investments, there was a healthy increase in the numbers of accounts, which bodes well for continued deposit growth.

We continually evaluate new service and product offerings in light of opportunities created by legislation and/or the emerging needs of our customers. As an example, late in 2004, we developed a Health Savings Account (HSA) and were one of the first banks in the region to offer this innovative new instrument. HSAs, created by Congress, allow individuals and families who are covered by HSA-qualified health insurance plans to pay medical-related costs on a tax-free basis and continually roll the account from year to year without forfeiture. Though this is early stage, having the product clearly gives us a jump on the market, and as our efforts evolve and Health Savings Accounts become more popular nationally, we are well positioned through our product to build deposits and attract new relationships. As of early in 2005, we are still one of the few community banks in New England to offer this product, for which there is such great national promise.

Our long term success stems from focusing on our strengths and doing what we do best, which means resisting the temptation to try and be all things to all people. We are seeing today the positive results of plans that were carefully put in place years ago. In 2004, we reaffirmed our strategic priority for additional marketplace expansion, and evaluated a number of markets, identifying those offering the greatest potential for growth. As a result, this year we will open new branches in two markets — one will complement our existing presence in western Danbury and the other will represent expansion into Shelton, a new market for us in southern Fairfield County.





In Danbury our new branch will open in the Reserve, where the development plans call for hundreds of new residents and more than one million square feet of new office space over the next five years. We are pleased to be in on the ground floor of this major development, which is one of the most ambitious of any underway in the Northeast. Also, by mid-year, we will be moving into an historic building in the expanding central business district of Shelton, which will complement our other Fairfield County offices and give us a presence in this growing valley region.

One of the important things we do as a company is to support the many worthwhile civic and charitable organizations in the communities we serve. We do this not only with substantial financial support from both the Bank and our foundation, but through our employees who donate thousands of hours of volunteer service to these organizations that are making our communities better places in which to live.

We are optimistic about the future, and intend to take full advantage of our strong capital position, sound credit quality and excellent earnings strength. Our most important priority is to continue to improve the value of our very attractive franchise by building on the loyalty of the customers we serve. We will continue to look for selective opportunities to grow through acquisition but, at the same time, know that there are significant opportunities for us to grow in the markets that we currently serve. The expansion of our franchise into new markets offering the highest growth potential will further leverage our unique appeal as a community banking company with one of the largest and most attractive geographic reaches in the state.

We appreciate your confidence and your support. We thank our dedicated employees for their hard work and our Directors for their vision and guidance.

Francis J. Wiatr
Chairman, President and CEO

	Year ended December 31, 2004				*Year ended December 31, 2003*			
(in thousands except ratios and per share amounts)	**March 31,**	**June 30,**	**Sept 30,**	**Dec 31,**	March 31,	June 30,	Sept 30,	Dec 31,
Statement of Income								
Interest and dividend income	**$ 8,831**	**$ 8,697**	**$ 8,881**	**$ 9,009**	$ 8,739	$ 8,756	$ 8,732	$ 8,904
Interest expense	**2,321**	**2,301**	**2,390**	**2,503**	2,778	2,807	2,558	2,445
Net interest income	**6,510**	**6,396**	**6,491**	**6,506**	5,961	5,949	6,174	6,459
Provision for loan losses	—	—	—	—	—	—	—	—
Non-interest income:								
Gains on sales of loans, net	**40**	**68**	**38**	**39**	72	42	127	116
Service fees and other	**877**	**944**	**991**	**946**	753	868	898	1,010
Non-interest expense	**4,465**	**4,386**	**4,376**	**4,263**	4,132	4,210	4,370	4,743
Income before income taxes	**2,962**	**3,022**	**3,144**	**3,229**	2,654	2,649	2,829	2,842
Income tax provision	**939**	**960**	**1,000**	**1,010**	827	828	890	901
Net income	**2,023**	**2,062**	**2,144**	**2,219**	1,827	1,821	1,939	1,941
Financial Condition								
Total assets	**$ 714,370**	**$ 730,756**	**$ 730,410**	**$ 744,599**	$ 685,163	$ 681,033	$ 681,958	$ 704,042
Loans, net	**452,301**	**474,941**	**480,447**	**476,660**	389,544	420,248	449,701	449,651
Allowance for loan losses	**5,178**	**5,165**	**5,146**	**5,048**	5,249	5,245	5,224	5,198
Securities	**199,087**	**192,713**	**196,087**	**216,558**	197,432	180,382	156,313	199,101
Deposits	**558,841**	**584,696**	**586,047**	**587,010**	553,480	566,961	558,612	558,168
FHLB advances and other borrowings	**75,546**	**70,403**	**63,070**	**75,654**	60,435	48,117	57,114	79,564
Long-term debt	**9,761**	**9,776**	**9,791**	**9,806**	9,701	9,716	9,731	9,746
Shareholders' equity	**54,424**	**53,185**	**55,049**	**55,613**	55,003	51,521	51,681	52,306
Non-performing assets	**1,518**	**1,506**	**1,181**	**922**	1,438	1,339	1,403	1,262
Per Share Data								
Earnings, diluted	**$ 0.47**	**$ 0.48**	**$ 0.50**	**$ 0.51**	$ 0.41	$ 0.42	$ 0.45	$ 0.45
Cash dividends	**0.15**	**0.17**	**0.17**	**0.17**	0.15	0.15	0.15	0.15
Book value	**12.90**	**12.64**	**13.11**	**13.25**	13.01	12.59	12.65	12.78
Market price: *(a)*								
High	**29.46**	**29.82**	**29.65**	**32.00**	23.15	24.50	25.99	29.35
Low	**27.41**	**26.98**	**26.70**	**28.13**	19.90	22.10	21.84	25.40
Statistical Data								
Net interest margin	**4.01%**	**3.85%**	**3.84%**	**3.79%**	3.94%	3.81%	3.92%	4.05%
Efficiency ratio	**60.12**	**59.21**	**58.19**	**56.91**	60.89	61.38	60.70	62.53
Return on average assets	**1.16**	**1.16**	**1.19**	**1.21**	1.11	1.07	1.13	1.12
Return on average shareholders' equity	**15.16**	**15.30**	**15.87**	**16.01**	13.44	14.06	15.13	14.92
Weighted average equivalent shares outstanding, diluted	**4,334**	**4,332**	**4,321**	**4,313**	4,450	4,311	4,293	4,307

NewMil Bancorp, Inc.'s Common Stock, par value $.50 per share ("Common Stock") trades on the Nasdaq National Market tier of The Nasdaq Stock Market under the symbol: NMIL. As of March 1, 2005, there were 1,382 shareholders of record of NewMil's Common Stock.

(a) The above market prices reflect inter-dealer prices, without retail markup, markdown or commissions, and may not necessarily represent actual transactions.

(in thousands, except ratios and per share amounts)	*At or for the years ended December 31,* 2004	2003	2002	2001	2000
Statement of Income					
Interest and dividend income	**$ 35,418**	$ 35,131	$ 36,433	$ 37,648	$ 28,879
Interest expense	**9,515**	10,588	13,356	16,631	13,768
Net interest income	**25,903**	24,543	23,077	21,017	15,111
Provision (credit) for loan losses	**—**	—	—	—	(391)
Non-interest income:					
Service fees and other	**3,758**	3,502	3,214	2,652	1,918
Gains on sales of loans, net	**185**	357	574	406	156
Gain on sale of securities, net	**—**	27	—	—	—
(Loss) gain on sales of OREO	**—**	—	(43)	—	62
Non-interest expense	**17,490**	17,455	16,850	15,291	11,285
Income before income taxes	**12,356**	10,974	9,972	8,784	6,353
Income tax provision	**3,909**	3,446	3,122	3,158	2,236
Net income	**8,447**	7,528	6,850	5,626	4,117
Financial Condition					
Total assets	**$ 744,599**	$ 704,042	$ 661,595	$ 607,026	$ 523,578
Loans, net	**476,660**	449,651	347,215	340,368	332,544
Allowance for loan losses	**5,048**	5,198	5,250	5,502	5,518
Securities	**216,558**	199,101	197,661	212,408	140,398
Deposits	**587,010**	558,168	548,806	476,116	437,793
FHLB advances and other	**88,801**	79,564	52,469	73,323	32,091
Long-term debt	**9,806**	9,746	—	—	—
Shareholders' equity	**55,613**	52,306	54,236	50,594	47,517
Non-performing assets	**922**	1,262	1,535	1,861	1,741
Per Share Data					
Net income					
Diluted	**$ 1.95**	$ 1.73	$ 1.50	$ 1.21	$ 1.05
Basic	**2.01**	1.82	1.59	1.26	1.10
Cash dividends	**0.66**	0.60	0.50	0.44	0.41
Book value	**13.25**	12.78	12.77	11.52	10.35
Statistical Data					
Net interest margin	**3.87%**	3.93%	3.95%	4.05%	3.94%
Efficiency ratio	**58.60**	61.40	62.82	63.51	65.43
Effective tax rate	**31.64**	31.40	31.31	35.95	35.20
Return on average assets	**1.18**	1.11	1.08	1.01	1.03
Return on average shareholders' equity	**15.59**	14.38	13.03	11.42	11.53
Dividend payout ratio	**32.84**	32.97	31.45	34.92	37.27
Allowance for loan losses to total loans	**1.05**	1.14	1.49	1.59	1.63
Non-performing assets to total assets	**0.12**	0.18	0.23	0.31	0.33
Tier 1 leverage capital	**7.79**	7.39	6.13	6.56	8.06
Total risk-based capital	**14.40**	13.23	12.14	12.18	12.98
Average shareholders' equity to average assets	**7.55**	7.71	8.22	8.83	8.93
Weighted average equivalent shares outstanding, diluted	**4,327**	4,348	4,555	4,639	3,913
Shares outstanding at end of period (excluding Treasury stock)	**4,197**	4,093	4,235	4,391	4,591

BUSINESS

NewMil, a Delaware corporation, is a bank holding company for NewMil Bank, a Connecticut-chartered and Federal Deposit Insurance Corporation ("FDIC") insured savings bank headquartered in New Milford, Connecticut. NewMil's principal business consists of the business of the Bank. The Bank is engaged in customary banking activities, including general deposit taking and lending activities, and conducts its business from nineteen full-service offices in Connecticut's Litchfield, Fairfield and New Haven Counties. NewMil and the Bank were formed in 1987 and 1858, respectively.

Cautionary Statement

This Annual Report on Form 10-K contains and incorporates by reference statements relating to future results of NewMil that are considered "forward-looking" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, expectations concerning loan demand, growth and performance, simulated changes in interest rates and the adequacy of our allowance for loan losses. Actual results may differ materially from those expressed or implied as a result of certain risks and uncertainties, including, but not limited to, changes in political and economic conditions, interest rate fluctuations, competitive product and pricing pressures within our markets, equity and fixed income market fluctuations, personal and corporate customers' bankruptcies, inflation, acquisitions and integrations of acquired businesses, technological changes, changes in law and regulations, changes in fiscal, monetary, regulatory and tax policies, monetary fluctuations, success in gaining regulatory approvals when required as well as other risks and uncertainties reported from time to time in our filings with the Securities and Exchange Commission.

Application of Critical Accounting Policies

NewMil's consolidated financial statements are prepared in accordance with US GAAP and follow general practices within the banking industry in which it operates. Application of these principles requires management to make estimates, assumptions and judgments that affect the amounts reported in the financial statements. These estimates, assumptions and judgments are based on information available as of the date of the financial statements; accordingly, as this information changes, the financial statements could reflect different estimates, assumptions and judgments and as such have a greater possibility of producing results that could be materially different than originally reported. Estimates, assumptions and judgments are necessary when assets and liabilities are required to be recorded at fair value, when a decline in the value of an asset not carried at fair value warrants an impairment write-down or valuation reserve to be established, or when an asset or liability needs to be recorded contingent upon a future event.

NewMil's significant accounting policies are presented in Note 1 of Notes to Consolidated Financial Statements. These policies, along with the disclosures presented in Notes to Consolidated Financial Statements and in Management's Discussion and Analysis, provide information on how significant assets are valued in the financial statements and how those values are determined. Based on the valuation techniques used and the sensitivity of financial statement amounts to the methods, assumptions and estimates underlying those amounts, management has identified the determination of the allowance for loan losses to be the accounting area that requires the most subjective judgments, and as such could be most subject to revision as new information becomes available.

The allowance for loan losses represents management's estimate of probable credit losses in the loan portfolio. Determining the amount of the allowance for loan losses is considered a critical accounting estimate because it requires significant judgment and the use of estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current economic trends and conditions, all of which may be susceptible to significant change. The loan portfolio also represents the largest asset type on the balance sheet. Note 1 describes the methodology used to determine the allowance for loan losses. A discussion of the factors driving changes in the amount of the allowance for loan losses is included in the "Provision and Allowance For Loan Losses" section of Management's Discussion and Analysis.

Under SFAS No. 142, goodwill is regularly evaluated for impairment, in which case its carrying value would be reduced through a charge to earnings for any impairment. Core deposit and other identifiable intangible assets are amortized over their estimated useful lives and are also regularly evaluated for impairment. The valuation techniques used to determine the carrying value of tangible and intangible assets acquired in acquisitions and the estimated lives of identifiable intangible assets involve estimates for discount rates, projected future cash flows and time period calculations, all of which are susceptible to change based on changes in economic conditions and other factors. Future events or changes in the estimates, which are used to determine the carrying value of goodwill and identifiable intangible assets or which otherwise adversely affects their value or estimated lives could have a material adverse impact on the results of operations.

OVERVIEW

Net income increased 12% to $8.4 million in 2004, compared with $7.5 million in 2003. NewMil's net interest income increased by $1.4 million, or 6%, primarily from growth in average earning assets of $45.2 million. Service charges on deposit accounts increased 14% during 2004, contributing to the growth in non-interest income. NewMil's assets grew $41 million in 2004, to $745 million at December 31, 2004. Total gross loans were $482 million at December 31, 2004, up $27 million over the prior year. Credit quality remains strong, as evidenced by non-performing assets at 12 basis points of total assets at December 31, 2004. NewMil had less than four basis points in net loan charge-offs as a percent of average loans for the 2004 period.

Deposits increased $29 million in 2004, to $587 million at December 31, 2004. At December 31, 2004, book value and tangible book value per common share were $13.25 and $11.29, respectively, and tier 1 leverage and total risk-based capital ratios were 7.79% and 14.40%, respectively. Return on average shareholders' equity was 16% for 2004. NewMil's efficiency ratio averaged 58.6% for 2004.

The following discussion and analysis of NewMil's consolidated results of operations should be read in conjunction with the Consolidated Financial Statements and footnotes.

RESULTS OF OPERATIONS

Comparison of the Years Ended December 31, 2004 and 2003
Analysis of Net Interest and Dividend Income

Net interest income increased $1.4 million, or 5.5%, to $25.9 million in 2004. This resulted from a $45.2 million increase in average earning assets, offset slightly by 6 basis point decrease in the net interest margin to 3.87%. The increase in earning assets is due primarily to internal growth. The decrease in the margin was due mostly to the effects of lower market interest rates during 2004 as compared with 2003 and to changes in deposit pricing and balance sheet mix. The following table sets forth the components of NewMil's net interest income and yields on average interest-earning assets and interest-bearing funds.

Years ended December 31, (dollars in thousands)	Average balance 2004	Average balance 2003	Income/expense 2004	Income/expense 2003	Average yield/rate 2004	Average yield/rate 2003
Loans *(a)*	**$ 473,110**	$ 420,903	**$ 26,117**	$ 25,224	**5.52%**	5.99%
Mortgage backed securities *(b)*	**97,178**	64,965	**4,730**	3,964	**4.87**	6.10
Other securities *(b)(c)*	**98,986**	138,188	**4,571**	5,943	**4.62**	4.30
Total earning assets	**669,274**	624,056	**35,418**	35,131	**5.29**	5.63
Other assets	**48,444**	55,354				
Total assets	**$ 717,718**	$ 679,410				
NOW accounts	**$ 80,786**	$ 75,446	**222**	203	**0.27**	0.27
Money market accounts	**154,329**	151,567	**1,557**	1,874	**1.01**	1.24
Savings and other	**85,485**	83,454	**576**	713	**0.67**	0.85
Certificates of deposit	**192,123**	199,293	**4,374**	5,217	**2.28**	2.62
Total interest-bearing deposits	**512,723**	509,760	**6,729**	8,007	**1.31**	1.57
Borrowings	**88,672**	66,215	**2,786**	2,581	**3.14**	3.90
Total interest-bearing funds	**601,395**	575,975	**9,515**	10,588	**1.58**	1.84
Demand deposits	**58,020**	44,670				
Other liabilities	**4,118**	6,404				
Shareholders' equity	**54,185**	52,361				
Total liabilities and shareholders' equity	**$ 717,718**	$ 679,410				
Net interest income			**$ 25,903**	$ 24,543		
Spread on interest-bearing funds					**3.71**	3.79
Net interest margin *(d)*					**3.87**	3.93

(a) Includes non-accrual loans.
(b) Average balances of investments are based on historical cost.
(c) Includes interest-bearing deposits in other banks and federal funds sold.
(d) Net interest income divided by average interest-earning assets.

The following table sets forth the changes in interest due to volume and rate.

Years ended December 31, (in thousands)	2004 versus 2003 Change in interest due to Volume *(1)*	Rate *(1)*	Net
Interest-earning assets:			
Loans	**$ 2,978**	**$ (2,085)**	**$ 893**
Mortgage backed securities	**1,683**	**(917)**	**766**
Other securities	**(1,784)**	**412**	**(1,372)**
Total	**2,877**	**(2,590)**	**287**
Interest-bearing liabilities:			
Deposits	**46**	**(1,324)**	**(1,278)**
Borrowings	**767**	**(562)**	**205**
Total	**813**	**(1,886)**	**(1,073)**
Net change to interest income	**$ 2,064**	**$ (704)**	**$ 1,360**

(1) Changes attributable to rate/volume are allocated proportionately to both rate and volume.

Net interest and dividend income represents the difference between interest and dividends earned on loans and securities and interest paid on deposits and borrowings. The level of net interest income is a function of volume, rates and mix of both earning assets and interest-bearing liabilities. Net interest income can be adversely affected by changes in interest rate levels as determined by NewMil's "gap" position, measured by the differences between the volume of assets and liabilities that are subject to re-pricing within different future time periods.

Interest Income

Total interest and dividend income increased $287,000, or 0.8%, to $35.4 million in 2004. Loan income increased $0.9 million, or 3.5%, primarily as a result of a $52.2 million increase in average loans offset partially by lower average yields during the year. The decrease in average loan yield, down 47 basis points, is due to lower market interest rates in 2004 and changes in portfolio mix. Investment income decreased $0.6 million, or 6.1%, in 2004 as a result of lower average yields and volume. Average securities decreased $7.0 million, or 3.4%. The decrease in average investment yield, down 14 basis points, was due to lower reinvestment yields during 2004 and changes in portfolio mix.

Interest Expense

Interest expense decreased $1.1 million, or 10.1%, to $9.5 million in 2004 primarily as a result of lower rates paid, and changes in deposit mix, offset somewhat by higher average deposits and borrowings. Deposit expense decreased $1.3 million, or 16.0%, as a result of lower rates paid, offset somewhat by higher deposit volume and changes in deposit mix. Average interest-bearing deposits increased $3.0 million, or 0.6%, due to internal growth. Average NOW, money market and savings increased $5.3 million, $2.8 million and $2.0 million, respectively, while average certificate of deposit accounts decreased $7.2 million. The average cost of interest-bearing deposits decreased 26 basis points to 1.31%. Borrowings expense increased $205,000 as a result of higher average borrowings, up $22.5 million, offset by lower advance rates, down 76 basis points.

Provision and Allowance for Loan Losses

The following table sets forth changes in the allowance for loan losses and other selected statistics:

			Years ended December 31,		
(dollars in thousands)	**2004**	2003	2002	2001	2000
Balance, beginning of period	**$ 5,198**	$ 5,250	$ 5,502	$ 5,518	$ 5,029
Provision (recoveries) for loan losses	—	—	—	—	(391)
Allowance acquired from purchase of Nutmeg	—	—	—	—	584
Charge-offs:					
Real estate mortgages	—	—	152	58	191
Commercial and industrial	**105**	32	283	1	5
Consumer loans	**78**	45	40	15	8
Total charge-offs	**183**	77	475	74	204
Recoveries:					
Real estate mortgages	**1**	1	178	18	9
Commercial and industrial	**12**	—	40	20	487
Consumer loans	**20**	24	5	20	4
Total recoveries	**33**	25	223	58	500
Net charge-offs (recoveries)	**150**	52	252	16	(296)
Balance, end of period	**$ 5,048**	$ 5,198	$ 5,250	$ 5,502	$ 5,518
Percentage of allowance for loan losses:					
to non-performing loans	**547.5%**	411.9%	342.0%	315.3%	346.8%
to total gross loans	**1.1**	1.1	1.5	1.6	1.6
Loan loss provision (recoveries) to average loans	—	—	—	—	(0.1)
Ratio of net charge-offs (recoveries) to average loans outstanding	—	—	0.1	—	(0.1)

NewMil made no provision for loan losses in 2004, 2003, 2002 and in 2001 and made a negative provision for loan losses of $391,000 in 2000, due to a $416,000 recovery from a previously charged off loan. In November 2000 $584,000 was added to the allowance as a result of the Nutmeg acquisition. The following table provides a summary of loan loss provision and net charge-off data activity since 1991.

		Years ended December 31,			*Six months ended December 31,*	*Fiscal years (a)*	*Fiscal years (a)*
(dollars in thousands)	**2004**	2003	2002	2001	2000	1995-2000	1991-1994
Average loans	**$ 473,110**	$ 420,903	$ 344,447	$ 344,738	$ 262,761	$ 174,016	$ 145,103
Provision for loan losses	—	—	—	—	(416)	1,080	16,544
(Charge-offs) recoveries, net	**(150)**	(52)	(252)	(16)	372	(1,348)	(12,659)
Ratios of (annualized):							
Net charge-offs to average loans	**0.03%**	0.01%	0.07%	0.00%	(0.14)%	0.13%	2.18%
Loan loss provision to average loans	**0.00**	0.00	0.00	0.00	(0.16)	0.10	2.85
Loan loss provision to net charge-offs	**0.00**	0.00	0.00	0.00	111.83	80.12	130.69

(a) Fiscal years ended June 30th.

During the period from 1995 to 2002 an improving economic climate and prudent credit risk management resulted in a significant decline in net charge-offs, as compared with the period from 1991 to 1994, during which time many of NewMil's borrowers experienced financial difficulties. In 2004 NewMil's net charge-offs were $150,000 compared to $52,000 for 2003 and $252,000 for 2002 and $16,000 for 2001. During the preceding six and one half fiscal years, from 1995 through 2000, net charge-offs averaged $150,000 annually (adjusted for a $372,000 net recovery during the six months ended December 31, 2000) as compared to $3,165,000 annually for fiscal years 1991 through 1994. Due to the large losses and high level of non-performing assets through and as of June 30, 1994 the allowance for loan losses at that date was $5,246,000. Over the next six years the provision was $268,000 less than charge-offs. In 2001, through 2004 net charge-offs were $470,000 and there was no provision for loan losses.

The following table provides a comparison of allowance for loan losses and non-performing assets data for 2004 and 2003 with historical data from 2002, 2001, 2000, 1994, 1991 and 1990, which demonstrates the wide range in levels of non-performing assets and net charge-offs over these periods.

			December 31,				*June 30,*	
(dollars in thousands)	**2004**	2003	2002	2001	2000	1994	1991	1990
Loans, net	**$ 476,660**	$ 449,651	$ 347,215	$ 340,368	$ 223,734	$ 141,775	$ 152,973	$ 160,319
Allowance for loan losses	**5,048**	5,198	5,250	5,502	4,978	5,246	4,006	1,361
Non-performing assets	**922**	1,262	1,535	1,861	1,218	13,685	21,824	17,341
Non-performing loans	**922**	1,262	1,535	1,745	852	8,704	20,047	16,648
Ratios of:								
Allowance to gross loans	**1.05%**	1.14%	1.49%	1.59%	2.18%	3.57%	2.55%	0.84%
Non-performing assets to gross loans	**0.19**	0.28	0.44	0.50	0.53	9.31	13.90	10.73

Although NewMil achieved loan growth, before allowance and deferred fees/costs, of $26.6 million, NewMil made no provision for loan losses during 2004. Loan growth was concentrated primarily in 1-4 family residential mortgages, commercial mortgages and commercial and industrial loans, net charge-offs as a percent of average loans were negligible, and non-performing loans remained stable and at a historically low level. Consequently, for 2004 the ratio of NewMil's allowance for loan losses to total loans declined to 1.05% from 1.14% at December 31, 2003, 1.49% at December 31, 2002, 1.59% at December 31, 2001 and 2.18% at June 30, 2000. Similarly, NewMil's ratio of non-performing loans to total gross loans continued to remain historically low, and actually declined to 0.19% at December 31, 2004, compared to 0.28% at December 31, 2003, 0.44% at December 31, 2002, 0.50% at December 31, 2001 and 0.37% at June 30, 2000. The ratio of past due loans (including non-performing loans) to total loans declined to 0.61% at December 31, 2004 when compared with 0.76% at December 31, 2003 and 0.99% at December 31, 2002. The ratio of past due loans was 0.67% at December 31, 2001 and 0.97% at June 30, 2000. For additional discussion on loan quality see "Non-performing Assets".

The following table sets forth the allocation of the allowance for loan losses among the broad categories of the loan portfolio and the percentage of loans in each category to total loans. Although the allowance has been allocated among loan categories for purposes of the table, it is important to recognize that the allowance is applicable to the entire portfolio. Furthermore, charge-offs in the future may not necessarily occur in these amounts or proportions.

	December 31, 2004		*December 31, 2003*		*December 31, 2002*		*December 31, 2001*		*December 31, 2000*		*June 30, 2000*	
(dollars in thousands)	Allowance	Loans *(a)*	Allowance	Loans *(a)*	Allowance	Loans *(a)*	Allowance	Loans *(a)*	Allowance	Loans *(a)*	Allowance	Loans *(a)*
Real Estate Mortgages												
Residential 1-to-4 family	**$ 619**	**61.6%**	$ 639	62.2%	$ 843	56.0%	$ 824	52.2%	$ 942	55.6%	$ 666	57.2%
Residential 5-or-more family	**208**	**1.4**	303	1.8	420	2.8	790	4.2	477	5.8	548	1.8
Commercial	**2,823**	**24.5**	3,102	24.8	2,540	27.8	1,740	23.8	2,145	18.6	1,075	22.6
Land and land development	**160**	**0.7**	193	0.6	102	0.6	196	0.9	319	1.0	374	0.9
Home equity credit	**77**	**7.2**	76	6.6	582	8.1	576	9.4	604	7.1	474	8.8
Total mortgage loans	**3,887**	**95.4**	4,313	96.0	4,487	95.3	4,126	90.5	4,487	88.1	3,137	91.3
Commercial and industrial	**878**	**4.2**	858	3.5	694	4.1	796	8.6	609	10.8	928	7.6
Installment	**13**	**0.4**	21	0.5	36	0.2	46	0.3	42	0.6	45	0.4
Collateral and other	**—**	**—**	—	—	—	0.4	—	0.6	19	0.5	16	0.7
General unallocated	**270**	**—**	6	—	33	—	534	—	361	—	852	—
Total allowance	**$ 5,048**	**100.0%**	$ 5,198	100.0%	$ 5,250	100.0%	$ 5,502	100.0%	$ 5,518	100.0%	$ 4,978	100.0%

(a) Percent of loans in each category to total loans.

NewMil determines its allowance and provisions for loan losses based upon a detailed evaluation of the loan portfolio through a process which considers numerous factors, including estimated credit losses based upon internal and external portfolio reviews, delinquency levels and trends, estimates of the current value of underlying collateral, concentrations, portfolio volume and mix, changes in lending policy, current economic conditions and historical loan loss experience over a 10-to-15 year economic cycle. Determining the level of the allowance at any given period is difficult, particularly during deteriorating or uncertain economic periods, and therefore management takes a relatively long view of loan loss asset quality measures. Management must make estimates using assumptions and information that are often subjective and changing rapidly. The review of the loan portfolio is a continuing event in the light of a changing economy and the dynamics of the banking and regulatory environment. In management's judgment NewMil remains adequately reserved both against total loans and non-performing loans at December 31, 2004.

The allowance for loan losses is reviewed and approved by the Bank's Board of Directors on a quarterly basis. The allowance for loan losses is computed by segregating the portfolio into various risk rating and product categories. Some loans have been further segregated and carry specific reserve amounts. All other loans that do not have specific reserves assigned are reserved based on a loss percentage assigned to the outstanding balance. The percentage applied to the outstanding balance varies depending on the loan's risk rating and product category, as well as present economic conditions, which have or may adversely affect the financial capacity and/or collateral values supporting the loan.

During 2002 management refined its distribution process for allocating reserves. This refinement resulted in an increased distribution of reserves to those portions of the portfolio from that which was previously categorized as general unallocated. Due to favorable market demand conditions and commercial collateral valuation growth arising from regional economic activities during 2003 and 2004, management updated its valuations of loan reserves in 2004, factored with improved credit quality of criticized and classified loans resulted in an increase in the general unallocated portion of the allowance for loan losses at December 31, 2004. Management also determined, based on its review of all components of the Bank's loan portfolio, economic data, industry trends and other factors, that the remaining general unallocated portion of the allowance for loan losses was adequate at December 31, 2004.

In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies could require the Bank to recognize additions to the allowance based on their judgments of information available to them at the time of their examination. The Bank was examined by the State of Connecticut's Department of Banking in July 2004 and the FDIC in July 2003 and no additions to the allowance were requested as a result of these examinations.

Non-Interest Income

Non-interest income increased $57,000, in 2004, due primarily to an increase in deposit account service charge revenues precipitated by internal growth. The principal categories of non-interest income are as follows:

	Years ended December 31,			
(dollars in thousands)	**2004**	2003	Change	
Service charges on deposit accounts	**$ 2,968**	$ 2,605	$ 363	13.9%
Gains on sales of loans, net	**185**	357	(172)	(48.2)
Loan servicing	**34**	64	(30)	(46.9)
Increase in cash surrender value of bank owned life insurance	**396**	443	(47)	(10.6)
Other	**360**	417	(57)	(13.7)
Total non-interest income	**$ 3,943**	$ 3,886	$ 57	1.5%

The increase in service charges on deposit accounts in 2004 reflects increased transaction volume resulting from growth in transaction deposit accounts and an increase in the fee schedule during the 2004 period. During 2004 gains from sales of residential mortgage loans decreased by $172,000 due to decreased loan sales, $10.8 million in 2004 compared with $20.8 million in 2003. Loans originated for sale are pre-arranged on an individual loan basis at commitment and are sold servicing released. The decrease in loan servicing fees in 2004 results from portfolio run-off. NewMil did not acquire any loan servicing assets during 2004. The decline in the increase in the cash surrender values of bank owned life insurance was due to the effects of lower market interest rates during 2004 as compared with 2003. The decrease in other non-interest income in 2004 was primarily due to lower commissions received on official checks and money orders. The Bank began clearing its own official checks and money orders in-house in 2004. This has the effect of replacing commission income with an increase in deposit balances.

Operating Expenses

Operating expenses increased $35,000, in 2004. The principal categories of operating expenses are as follows:

(dollars in thousands)	2004	2003	Change	
	Years ended December 31,			
Salaries	**$ 7,888**	$ 7,834	$ 54	0.7%
Employee benefits	**1,656**	1,757	(101)	(5.7)
Occupancy	**1,603**	1,622	(19)	(1.2)
Equipment	**1,348**	1,378	(30)	(2.2)
Marketing	**550**	421	129	30.6
Professional, collection and OREO	**919**	958	(39)	(4.1)
Amortization of intangible assets	**196**	244	(48)	(19.7)
Other operating	**3,330**	3,241	89	2.7
Total operating expenses	**$ 17,490**	$ 17,455	$ 35	0.2%

The increase in salaries expense in 2004 was primarily due to year over year salary increases and lower deferred loan origination expense attributable to lower loan origination activity, offset somewhat by decreased residential mortgage commissions expense and a lower accrued bonus expense. The decrease in employee benefits expense in 2004 resulted primarily from a $91,000 increase in the benefit from the recognition of net periodic pension income, due to the increase in the funded status in 2004 of NewMil's frozen defined benefit pension plan, attributable to the increase in the market value of the plan's assets and, to a lesser extent, offset by changes in discount rate assumption. Also contributing were lower costs related to health benefits primarily attributable to a lesser number of employees covered during the 2004 period and a decrease in payroll taxes offset somewhat by higher supplemental retirement costs and slightly higher employee 401K contributions due to an increase in the number of participants in the 2004 period. The decrease in occupancy expense was due to mostly to a decrease in building maintenance and repairs, offset partially by increased rent, utilities and other occupancy costs.

Equipment expense decreased due to a decline in computer hardware, software, furniture and equipment depreciation expense during the 2004 period, offset somewhat by higher maintenance contracts on equipment and computer hardware and software. Marketing expense increased as a result of higher deposit advertising campaigns during 2004. Professional fees decreased during 2004 due primarily to a decline in consulting engagements from the 2003 period that included cost control and fee income initiatives that exceeded increases related to audit, accounting expense, legal and other professional collection costs. The decline in amortization expense for intangible assets was due to lower scheduled amortization of core deposit intangibles arising from the Nutmeg acquisition in November 2000. The increase in other operating expense was due to a greater extent to costs related from printing, telecommunications, ATM expense, franchise taxes and to increases in various other operating expense line items.

Income Taxes

Net income for 2004 included an income tax provision of $3.9 million, for an effective tax rate of 31.6%, as compared with a 2003 income tax provision of $3.4 million, for an effective tax rate of 31.4%. The difference between the effective tax rate and the 34% federal statutory rate was due to tax-exempt income and other related matters. For further information on income taxes see Note 8 of Notes to Consolidated Financial Statements.

Comparison of the Years Ended December 31, 2003 and 2002

Analysis of Net Interest and Dividend Income

Net interest income increased $1.5 million, or 6.4%, to $24.5 million in 2003. This resulted from a $40.2 million increase in average earning assets, offset slightly by 2 basis point decrease in the net interest margin. The increase in earning assets is due primarily to internal growth. The net interest margin decreased to 3.93% from 3.95%. The decrease was due mostly to the effects of lower market interest rates during 2003 as compared with 2002 and to changes in deposit pricing and balance sheet mix. The following table sets forth the components of NewMil's net interest income and yields on average interest-earning assets and interest-bearing funds.

Years ended December 31,	Average balance		Income/expense		Average yield/rate	
(dollars in thousands)	2003	2002	2003	2002	2003	2002
Loans *(a)*	$ 420,903	$ 344,477	$ 25,224	$ 23,943	5.99%	6.95%
Mortgage backed securities *(b)*	63,917	107,123	3,924	6,569	6.14	6.03
Other securities *(b)(c)*	139,236	132,297	5,983	5,921	4.30	4.54
Total earning assets	624,056	583,897	35,131	36,433	5.63	6.24
Other assets	55,354	49,737				
Total assets	$ 679,410	$ 633,634				
NOW accounts	$ 75,446	$ 67,652	203	536	0.27	0.79
Money market accounts	151,567	136,023	1,874	2,651	1.24	1.95
Savings and other	83,454	74,510	713	1,158	0.85	1.56
Certificates of deposit	199,293	195,911	5,217	6,704	2.62	3.42
Total interest-bearing deposits	509,760	474,096	8,007	11,049	1.57	2.33
Borrowings	66,215	58,642	2,581	2,307	3.90	3.93
Total interest-bearing funds	575,975	532,738	10,588	13,356	1.84	2.51
Demand deposits	44,670	42,161				
Other liabilities	6,404	6,173				
Shareholders' equity	52,361	52,562				
Total liabilities and shareholders' equity	$ 679,410	$ 633,634				
Net interest income			$ 24,543	$ 23,077		
Spread on interest-bearing funds					3.79	3.73
Net interest margin *(d)*					3.93	3.95

(a) Includes non-accrual loans.
(b) Average balances of investments are based on historical cost.
(c) Includes interest-bearing deposits in other banks and federal funds sold.
(d) Net interest income divided by average interest-earning assets.

The following table sets forth the changes in interest due to volume and rate.

Years ended December 31,	2003 versus 2002			
	Change in interest due to			
(in thousands)	Volume	Rate	Volume/rate	Net
Interest-earning assets:				
Loans	$ 5,312	$ (3,299)	$ (732)	$ 1,281
Mortgage backed securities	(2,712)	114	(47)	(2,645)
Other securities	394	(311)	(21)	62
Total	2,994	(3,496)	(800)	(1,302)
Interest-bearing liabilities:				
Deposits	831	(3,603)	(270)	(3,042)
Borrowings	298	(21)	(3)	274
Total	1,129	(3,624)	(273)	(2,768)
Net change to interest income	$ 1,865	$ 128	$ (527)	$ 1,466

Net interest and dividend income represents the difference between interest and dividends earned on loans and securities and interest paid on deposits and borrowings. The level of net interest income is a function of volume, rates and mix of both earning assets and interest-bearing liabilities. Net interest income can be adversely affected by changes in interest rate levels as determined by NewMil's "gap" position, measured by the differences between the volume of assets and liabilities that are subject to re-pricing within different future time periods.

Interest Income

Total interest and dividend income decreased $1.3 million, or 3.6%, to $35.1 million in 2003. Loan income increased $1.3 million, or 5.4%, primarily as a result of a $76.4 million increase in average loans offset partially by lower average yields during the period. The decrease in average loan yield, down 96 basis points, is due to lower market interest rates in 2003 and changes in portfolio mix. Investment income decreased $2.6 million, or 20.7%, in 2003 as a result of lower average yields and volume. Average securities decreased $36.3 million, or 15.1%. The decrease in average investment yield, down 34 basis points, was due to lower reinvestment yields during 2003 and changes in portfolio mix.

Interest Expense

Interest expense decreased $2.8 million, or 20.7%, to $10.6 million in 2003 primarily as a result of lower rates paid, and changes in deposit mix, offset somewhat by higher average deposits and borrowings. Deposit expense decreased $3.0 million, or 27.5%, as a result of lower rates paid, offset somewhat by higher deposit volume and changes in deposit mix. Average interest-bearing deposits increased $35.7 million, or 7.5%, due to internal growth. Average NOW, money market, savings and certificate of deposit accounts increased $7.8 million, $15.5 million, $8.9 million and $3.4 million, respectively. The average cost of interest-bearing deposits decreased 76 basis points to 1.57%. Borrowings expense increased $274,000 as a result of higher average borrowings, up $7.6 million, offset by lower advance rates, down 3 basis points.

Provision and Allowance for Loan Losses

NewMil had no provision for loan losses in 2003, 2002 and in 2001 and a negative provision for loan losses of $391,000 in 2000, due to a $416,000 recovery from a previously charged off loan. In addition, $584,000 was added to the allowance in November 2000 as a result of the Nutmeg acquisition.

During the period from 1995 to 2001 an improving economic climate and prudent credit risk management resulted in a significant decline in net charge-offs, as compared with the period from 1991 to 1994, during which time many of NewMil's borrowers experienced financial difficulties. In 2002 NewMil's net charge-offs were $252,000 compared to $16,000 for the twelve months ended December 31, 2001. During the preceding six and one half fiscal years, from 1995 through 2000, net charge-offs averaged $150,000 annually (adjusted for a $372,000 net recovery during the six months ended December 31, 2000) as compared to $3,165,000 annually for fiscal years 1991 through 1994. Due to the large losses and high level of non-performing assets through and as of June 30, 1994 the allowance for loan losses at that date was $5,246,000. Over the next six years the provision was $268,000 less than charge-offs. In 2001 and 2002 total net charge-offs were $268,000 and there was no provision for loan losses.

Non-Interest Income

Non-interest income increased $141,000 or 3.8%, in 2003, due primarily to an increase in deposit account service charge revenues precipitated by internal growth. The principal categories of non-interest income are as follows:

	Years ended December 31,			
(dollars in thousands)	2003	2002	Change	
Service charges on deposit accounts	$ 2,605	$ 2,320	$ 285	12.3%
Gains on sales of loans, net	357	574	(217)	(37.8)
Loss on sales of OREO	—	(43)	43	100.0
Loan servicing	64	70	(6)	(8.6)
Increase in cash surrender value of bank owned life insurance	443	475	(32)	(6.7)
Other	417	349	68	19.5
Total non-interest income	$ 3,886	$ 3,745	$ 141	3.8%

The increase in service charges on deposit accounts in 2003 reflects increased transaction volume resulting from growth in transaction deposit accounts. During 2003 gains from sales of residential mortgage loans decreased by $217,000 due to decreased loan sales, $20.8 million in 2003 compared with $34.5 million in 2002. Loans originated for sale are pre-arranged on an individual loan basis at commitment and are sold servicing released. The decrease in loan servicing fees in 2003 results from portfolio run-off. NewMil did not acquire any loan servicing assets during 2003. There were no OREO sales during 2003. The loss on sales of OREO in 2002 resulted from the sale of three OREO properties. The decline in the increase in the cash surrender values of bank owned life insurance was due to the effects of lower market interest rates during 2003 as compared with 2002. Other non-interest income increased in 2003 primarily due to higher commissions received on official checks and money orders.

Operating Expenses

Operating expenses increased $605,000, or 3.6%, in 2003. The principal categories of operating expenses are as follows:

	Years ended December 31,			
(dollars in thousands)	2003	2002	Change	
Salaries	$ 7,834	$ 7,395	$ 439	5.9%
Employee benefits	1,757	1,589	168	10.6
Occupancy	1,622	1,392	230	16.5
Equipment	1,378	1,179	199	16.9
Marketing	421	633	(212)	(33.5)
Professional, collection and OREO	958	851	107	12.6
Amortization of intangible assets	244	287	(43)	(15.0)
Other operating	3,241	3,524	(283)	(8.0)
Total operating expenses	$ 17,455	$ 16,850	$ 605	3.6%

The increase in salaries expense in 2003 was due to increased residential mortgage commissions expense, attributable to significantly higher loan origination activity, increased incentive compensation awards, and annual salary increases, offset by increased deferred loan origination expense attributable to higher loan origination activity. The increase in employee benefits expense in 2003 resulted from a $163,000 decrease in the benefit from the recognition of net periodic pension income, due to the decline in the funded status in 2002 of NewMil's frozen defined benefit pension plan, attributable to the decline in the market value of the plan's assets and, to a lesser extent, to changes in discount rate assumption. Payroll taxes and 401K expenses increased slightly due to the increased salary expense, while health benefits expense, net of employee reimbursements, was substantially unchanged. The increase in occupancy expense was due to increased rent, building maintenance and repairs, and utilities expenses. During 2003 NewMil opened a new branch office in Southbury, CT, and added administrative office space at its main office facility. Equipment expense increased due to additional depreciation expense on recent purchases and replacements of computer hardware and software, furniture and equipment. Also contributing was an increase in software maintenance and licensing for NewMil's core banking systems, attributable to asset growth. Marketing expense decreased as a result of lower deposit advertising campaigns during 2003. Professional fees increased during 2003 due to increased audit and accounting expense, and various consulting engagements that included cost control and fee income initiatives. The decline in amortization expense for intangible assets was due to lower scheduled amortization of core deposit intangibles arising from the Nutmeg acquisition in November 2000. The decrease in other operating expense was due to a reduction in contributions to NewMil's charitable foundation and to declines in various other operating expense line items stemming from prudent cost control.

Income Taxes

Net income for 2003 included an income tax provision of $3,446,000, for an effective tax rate of 31.4%, as compared with a 2002 income tax provision of $3,122,000, for an effective tax rate of 31.3%. The difference between the effective tax rate and the 34% federal statutory rate was due to tax-exempt income and other related matters. For further information on income taxes see Note 8 of Notes to Consolidated Financial Statements.

FINANCIAL CONDITION

Overview

During 2004 total assets grew $40.6 million, or 5.8%, to $744.6 million, net loans increased $27.0 million, or 6.0% and securities increased $17.5 million. Asset growth was funded with deposit growth of $28.8 million, a $5.4 million increase in Federal Home Loan Bank advances, and a $3.8 million increase in retail repurchase agreements.

Non-performing assets declined to $922,000 at December 31, 2004, as compared with $1.3 million a year ago. Book value per share increased to $13.25 at December 31, 2004, after cash dividends of $0.66, representing a 32.8% payout ratio. At December 31, 2004 NewMil's tier 1 leverage and total risk-based capital ratios were 7.79% and 14.40%, respectively, and NewMil was "well capitalized" as defined by the Federal Reserve Board.

Securities

During 2004, securities increased $17.5 million to $216.6 million, due to security purchases of $101.9 million, offset in part by repayments and maturities of $80.9 million, a $3.5 million decrease in unrealized securities holding gains on available-for-sale securities and premium amortization. The principal categories of securities are as follows (including both available-for-sale and held-to-maturity):

			December 31,		
(dollars in thousands)	**2004**	2003	2002	2001	2000
U.S. Government agency notes	**$ 44,900**	$ 61,359	$ 47,672	$ 21,151	$ 10,294
Corporate bonds	**11,166**	37,110	39,175	38,803	22,718
Municipal bonds	**10,093**	10,311	10,777	11,036	10,795
Mortgage backed securities	**140,366**	75,729	88,757	116,792	84,832
Collateralized mortgage obligations	**4,802**	10,536	7,427	20,877	8,232
Federal Home Loan Bank stock and other	**5,231**	4,056	3,853	3,749	3,527
Total securities	**$ 216,558**	$ 199,101	$ 197,661	$ 212,408	$ 140,398

Securities purchases in 2004 totaled $101.9 million, up 44.5% from $70.5 million in 2003. Purchases in 2004 included $90.7 million of mortgage backed securities, $10.0 million of government agency bonds and $1.2 million of other securities. Purchases in 2003 included $40.1 million of mortgage backed securities, $20.0 million of government agency bonds, $10.0 million of collateralized mortgage obligations and $0.4 million of other securities. NewMil funded a portion of these purchases with Federal Home Loan Bank advances.

Securities repayments in 2004 totaled $80.9 million, up $18.0 million, or 28.6% from $62.9 million in 2003. The increase was attributable to $50.0 million in maturing corporate and municipal bonds during 2004, in addition to the continued decline in interest rates from 2003 through 2004 and the resulting increase in prepayments from mortgage backed securities.

At December 31, 2004 the portfolio had a projected weighted average duration and life of 2.6 years and 3.7 years, respectively, based on median projected prepayment speeds at current interest rates, compared with 2.6 years and 3.1 years, respectively, at December 31, 2003. At December 31, 2004, securities totaling $204.1 million, or 94.2%, were classified as available-for-sale and securities totaling $12.5 million, or 5.8%, were classified as held-to-maturity.

NewMil's exposure to credit risk in its securities portfolio is negligible. All NewMil's corporate bonds are investment grade and the portfolio has a weighted average modified duration of only 0.4 years.

The composition, maturity distribution and weighted average yields of securities available-for-sale are as follows:

(dollars in thousands)	Carrying Value	Market Value	Yield
December 31, 2004			
U.S. Government agency notes			
Within 1 year	**$ 20,072**	**$ 20,072**	**4.72%**
After 1 year but within 5 years	**24,828**	**24,828**	**2.97**
Corporate bonds			
Within 1 year	**11,166**	**11,166**	**7.17**
Mortgage backed securities	**138,146**	**138,146**	**4.68**
Collateralized mortgage obligations	**4,658**	**4,658**	**4.32**
Federal Home Loan Bank stock and other	**5,231**	**5,231**	**2.39**
Total securities available-for-sale	**$ 204,101**	**$ 204,101**	**4.54%**
December 31, 2003			
U.S. Government agency notes			
Within 1 year	$ 20,431	$ 20,431	4.49%
After 1 year but within 5 years	40,928	40,928	3.87
Corporate Bonds			
Within 1 year	25,321	25,321	6.67
After 1 year but within 5 years	11,789	11,789	7.32
Mortgage backed securities	72,117	72,117	5.30
Collateralized mortgage obligations	9,871	9,871	4.07
Federal Home Loan Bank stock and other	4,056	4,056	2.82
Total securities available-for-sale	$ 184,513	$ 184,513	5.07%
December 31, 2002			
U.S. Government agency notes			
After 1 year but within 5 years	$ 47,672	$ 47,672	4.50%
Corporate bonds			
After 1 year but within 5 years	39,175	39,175	6.86
Mortgage backed securities	80,226	80,226	6.60
Collateralized mortgage obligations	3,643	3,643	4.00
Federal Home Loan Bank stock and other	3,853	3,853	5.63
Total securities available-for-sale	$ 174,569	$ 174,569	6.40%

The composition, maturity distribution and weighted average yields of securities held-to-maturity are as follows:

(dollars in thousands)	Carrying Value	Market Value	Tax Equivalent Yield
December 31, 2004			
Municipal bonds			
Within 1 year	**$ 500**	**$ 500**	**3.79%**
After 5 years but within 10 years	**4,361**	**4,482**	**5.76**
After 10 years but within 15 years	**5,232**	**5,303**	**6.07**
Mortgage backed securities	**2,220**	**2,368**	**6.58**
Collateralized mortgage obligations	**144**	**147**	**3.52**
Total securities held-to-maturity	**$ 12,457**	**$ 12,800**	**5.93%**
December 31, 2003			
Municipal bonds			
After 1 year but within 5 years	$ 500	$ 505	3.99%
After 10 years but within 15 years	9,811	10,034	5.81
Mortgage backed securities	3,612	3,863	6.56
Collateralized mortgage obligations	665	680	3.71
Total securities held-to-maturity	$ 14,588	$ 15,082	5.07%
December 31, 2002			
Municipal bonds			
After 1 but within 5 years	$ 250	$ 255	5.75%
After 10 years but within 15 years	10,527	10,739	6.12
Mortgage backed securities	8,531	9,137	6.62
Collateralized mortgage obligations	3,784	3,932	3.54
Total securities held-to-maturity	$ 23,092	$ 24,063	5.87%

Loans

During 2004 net loans grew $27.0 million, or 6.0%, to $476.7 million. Loan originations, advances and loan purchases for portfolio totaled $169.2 million in 2004 down from $268.3 million in 2003. Loan repayments were $142.2 million down from $166.0 in 2003. The ratio of net loans to assets increased to 64.0% at December 31, 2004, compared with 63.9% at December 31, 2003. During 2004 NewMil originated and sold in the secondary market $10.8 million of residential mortgage loans, compared with $20.8 million during 2003. Loans originated for sale are pre-arranged on an individual loan basis at commitment and are sold servicing released.

NewMil's Commercial Lending department specializes in lending to small and mid-size companies and professional practices and provides short-term and long-term financing, construction loans, commercial mortgages and property improvement loans. The department also works extensively with several government-assisted lending programs. Commercial loans, including commercial real-estate mortgages, C&I and land and land development, increased $10.4 million in 2004. Commercial loan originations and advances totaled $66.5 million in 2004, up $9.4 million from $57.2 million a year ago. The increase in originations and advances was achieved despite the economic slow down and increased pricing competition. Commercial loan repayments increased $16.4 million for 2004 as compared to 2003.

NewMil's Residential Mortgage Department, in addition to traditional portfolio lending, originates loans for sale to the secondary market on a service-released basis, which enables NewMil to offer a very comprehensive residential mortgage product line and earn gains from sales of such loans. The department also offers home equity loans and lines of credit and consumer installment loans. Residential mortgages, including 1-to-4 family and 5-or-more family, increased $12.0 million in 2004. Loan originations were $48.2 million, down $77.6 million, from $125.8 million in 2003. The decrease in volume was due to a reduction in refinancing activity in the 2004 period when compared to the 2003 period. Loan repayments decreased $30.5 million for 2004 when compared to 2003, due to a decrease in refinancing activity during the 2004 period. Home equity loans increased $4.4 million to $34.4 million. Home equity advances during the 2004 period slightly declined by $529,000, when compared to the 2003 period. Home equity repayments during the 2004 declined $3.2 million when compared to the prior year period.

The principal categories of the loan portfolio are as follows:

(in thousands)	2004	2003	December 31, 2002	2001	2000
Real Estate Mortgages:					
Residential 1-to-4 family	**$ 296,252**	$ 282,766	$ 197,318	$ 180,513	$ 187,755
Residential 5-or-more family	**6,785**	8,230	9,759	14,649	19,759
Commercial	**117,915**	112,673	98,035	82,422	63,089
Land and land development	**3,197**	2,890	2,080	2,998	3,423
Home equity credit	**34,431**	30,006	28,562	32,580	24,121
Total mortgage loans	**458,580**	436,565	335,754	313,162	298,147
Commercial and Industrial	**20,471**	15,663	14,364	29,922	36,390
Installment and other	**1,949**	2,213	2,466	3,089	3,868
Total loans, gross	**481,000**	454,441	352,584	346,173	338,405
Deferred loan origination fees and purchase premium, net	**708**	408	(119)	(303)	(343)
Allowance for loan losses	**(5,048)**	(5,198)	(5,250)	(5,502)	(5,518)
Total loans, net	**$ 476,660**	$ 449,651	$ 347,215	$ 340,368	$ 332,544

The loan portfolio's forecasted maturity distribution is as follows:

December 31, 2004 (in thousands)	Within 1 year	Within 1-5 years	After 5 years	Total
Real Estate Mortgages:				
Residential 1-to-4 family	**$ 50,397**	**$ 145,663**	**$ 100,192**	**$ 296,252**
Residential 5-or-more family	**1,411**	**2,987**	**2,387**	**6,785**
Commercial	**28,218**	**45,070**	**44,627**	**117,915**
Land and land development	**40**	**3,157**	**—**	**3,197**
Home equity credit	**322**	**1,195**	**32,914**	**34,431**
Total mortgage loans	**80,388**	**198,072**	**180,120**	**458,580**
Commercial and industrial	**7,000**	**11,579**	**1,892**	**20,471**
Installment and other	**24**	**1,925**	**—**	**1,949**
Total loans, gross	**$ 87,412**	**$ 211,576**	**$ 182,012**	**$ 481,000**

The amount of loans due after one year that have fixed interest rates and variable or adjustable interest rates are as follows:

December 31, 2004 (in thousands)	Fixed interest rates	Adjustable interest rates
Real Estate Mortgages:		
Residential 1-to-4 family	**$ 138,345**	**$ 107,510**
Residential 5-or-more family	**1,008**	**4,366**
Commercial	**16,618**	**73,079**
Land and land development	**—**	**3,157**
Home equity credit	**1,849**	**32,260**
Commercial and industrial	**4,175**	**9,296**
Installment and other	**1,184**	**741**
Total loans, gross	**$ 163,179**	**$ 230,409**

Non-Performing Assets

During 2004 non-performing assets decreased $340,000 to $922,000 from $1,262,000 at December 31, 2003. Non-performing assets continue to remain historically low at only 0.12% of total assets at December 31, 2004 compared with 0.18% at December 31, 2003. The low level of non-performing assets reflects NewMil's rigorous ongoing credit management process and the recent favorable economic climate. The principal categories of non-performing assets are as follows:

(in thousands)	2004	2003	December 31, 2002	2001	2000
Non-accruing loans	**$ 393**	$ 451	$ 254	$ 985	$ 1,240
Accruing loans past due 90 days or more	**529**	811	1,281	760	351
Accruing restructured loans	**—**	—	—	—	-
Total non-performing loans	**922**	1,262	1,535	1,745	1,591
OREO, net	**—**	—	—	116	150
Total non-performing assets	**$ 922**	$ 1,262	$ 1,535	$ 1,861	$ 1,741

Changes in non-performing assets are as follows:

(dollars in thousands)	2004	2003	2002	2001
	Year ended December 31,			
Balance, beginning of period	**$ 1,262**	$ 1,535	$ 1,861	$ 1,741
Loans placed on non-accrual status	**264**	478	1,074	1,033
Non-accrual loan payments	**(218)**	(249)	(1,244)	(633)
Non-performing loans returned to accrual status	**(685)**	(1,751)	(363)	(637)
Non-performing loan charge-offs	**(105)**	(32)	(436)	—
Change in accruing loans past due 90 or more days, net	**404**	1,281	815	409
OREO returned to accrual loan status	—	—	—	(58)
Payments to improve OREO	—	—	—	6
Gross proceeds from OREO sales	—	—	(129)	—
Loss on OREO sales, net	—	—	(43)	—
Balance, end of period	**$ 922**	$ 1,262	$ 1,535	$ 1,861
Percent of total assets	**0.12%**	0.18%	0.23%	0.31%

Had non-accrual loans as of December 31, 2004, December 31, 2003, December 31, 2002, December 31, 2001 and December 31, 2000 been current in accordance with their original terms, gross interest income of $21,000, $22,000, $16,000, $95,000 and $61,000, respectively, would have been recorded in net income. The amount of interest on these loans that was included in income was $5,000, $10,000, $6,000, $65,000 and $13,000, respectively, for the five periods. Accruing loans past due 90 days or more at December 31, 2004 consist primarily of mortgage loans in the process of collection and where the collection of accrued interest is probable. NewMil pursues the resolution of all non-performing assets through restructurings, credit enhancements or collections. When collection procedures do not bring a loan into performing or restructured status, NewMil generally initiates action to foreclose the property or to acquire it by deed in lieu of foreclosure. NewMil actively markets for sale all OREO properties. No OREO was acquired or sold during 2004 or 2003. During 2002 NewMil sold $129,000 of OREO from which net losses of $43,000 were realized.

In addition to non-performing assets, at December 31, 2004 NewMil had $1,165,000 of performing classified loans that are considered potential problem loans as compared to $2,455,000 at December 31, 2003. Although not impaired, performing classified loans, in the opinion of management, exhibit a higher than normal degree of risk and warrant monitoring due to various considerations, including (i) the degree of documentation supporting the borrower's current financial position, (ii) potential weaknesses in the borrowers' ability to service the loan, (iii) possible collateral value deficiency, and (iv) other risk factors such as geographic location, industry focus and negatively trending financial results. These deficiencies create some uncertainty, but not serious doubt, as to the borrowers' ability to comply with the loan repayment terms in the future. Management believes that reserves for these loans are adequate.

NewMil pursues the resolution of all non-performing assets through restructurings, credit enhancements or collections. When collection procedures do not bring a loan into performing or restructured status, NewMil generally initiates action to foreclose the property or to acquire it by deed in lieu of foreclosure. NewMil actively markets all OREO property.

Deposits and Borrowings

During 2004 deposits increased $28.8 million, or 5.2%, to $587.0 million in total deposits, compared with deposit growth of $9.4 million, or 1.7%, during 2003, $72.7 million, or 15.3% during 2002 and $38.3 million, or 8.8%, during 2001. The deposit growth during 2004 was a result of internal growth fueled by the bank's marketing campaigns and branch sales efforts as well as deposit run-off from an adjacent large super regional multi-state bank's integration of its acquisition of a regional multi-state bank. The factors contributing to deposit growth in 2002 and 2001 began to abate in 2003, as the equity markets staged a strong recovery and the availability of other investment alternatives with higher perceived future returns increased. Deposit growth in 2002 and 2001 was partially fueled by the negative returns in the equities markets resulting in an outflow of funds from the equities markets and into the banking system. This event temporarily reversed the disintermediation process that prevailed during the long bull market, and NewMil benefited from this shift. Also contributing to NewMil's deposit growth in 2002 and 2001 and an increase in its market share was its Nutmeg acquisition November 2000 and deposit run-off at adjacent competitor branches operated by large regional multi-state banks involved in bank acquisitions.

NewMil has 19 full-service offices located in Fairfield, Litchfield and New Haven Counties. Scheduled maturities of certificates of deposit with balances in excess of $100,000 are as follows:

December 31, 2004 (in thousands)	Less than 3 months	Within 3 - 6 months	Within 6- 12 months	Over one year	Total
Certificates of deposit over $100,000	**$ 8,667**	**$ 5,148**	**$ 7,963**	**$ 22,043**	**$ 43,821**

NewMil's borrowings include Federal Home Loan Bank advances, overnight retail repurchase agreements and long-term debt consisting of Trust Preferred Securities.

During 2004 Federal Home Loan Bank advances increased $5.4 million to $75.7 million primarily to fund securities purchases. Federal Home Loan Bank advances at December 31, 2004 had remaining terms ranging from within 1 month to 46 months and fixed rates ranging from 2.33% to 4.56%. Overnight retail repurchase agreements, or sweep accounts, grew $3.8 million to $13.1 million during 2004, and had an overnight rate of 1.14% at December 31, 2004.

During March 2003, NewMil formed a subsidiary, NewMil Statutory Trust I, a trust formed under the laws of the state of Delaware, and issued $10 million of fixed/adjustable rate Trust Preferred Securities through a pooled trust-preferred securities offering. FTN Financial Capital Markets and Keefe Bruyette and Woods, Inc. acted as placement agents in the pooled offering. NewMil owns all of the common securities of the Trust and the Trust has no independent assets or operations, and exists for the sole purpose of issuing Trust Preferred Securities and investing the proceeds in an equivalent amount of junior subordinated debentures issued by NewMil. The junior subordinated debentures, which are the sole assets of the trust, are unsecured obligations of NewMil and generally are subordinate and junior in right of payment to all present and future senior and subordinated indebtedness and certain other financial obligations of NewMil.

The Trust Preferred Securities have an original term of 30 years and bear a fixed coupon of 6.40% for the first five years, and thereafter, a floating-rate coupon that will reset quarterly at three-month LIBOR plus 3.15%. Interest on the securities is payable quarterly. NewMil may redeem the Trust Preferred Securities, in whole or in part, on or after March 26, 2008, or earlier under certain conditions. The subordinated debentures bear the same terms and conditions as the Trust Preferred Securities. NewMil paid $300,000 in connection with the issuance of the Trust Preferred Securities and this amount is being amortized over the estimated life of the underlying securities. The net proceeds qualify as Tier I capital for regulatory purposes.

OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL CASH OBLIGATIONS

In the normal course of business, NewMil enters into various contractual obligations that may require future cash payments. Contractual obligations at December 31, 2004, include long-term debt, operating leases, contractual purchases and certain pension and other benefit plans. For a further discussion regarding operating leases see Note 14.

The accompanying table summarizes NewMil's off-balance sheet lending-related financial instruments and significant cash obligations, by remaining maturity, at December 31, 2004. NewMil's lending-related financial instruments include commitments that have maturities over one (1) year. Those commitments maturities are estimated to mature over a five-year period. Contractual purchases include commitments for future cash expenditures, primarily for services and contracts that reflect the minimum contractual obligation under legally enforceable contracts with contract terms that are both fixed and determinable. Excluded from the following table are a number of obligations to be settled in cash, primarily in under one year. These obligations are reflected in NewMil's Consolidated balance sheet and include Deposits, Federal Home Loan Bank borrowings and repurchase agreements that settle within standard market timeframes.

December 31, 2004
(in thousands)

By Remaining Maturity	Less than 1 year	1-3 years	4-5 years	After 5 years	Total
Off-balance sheet lending-related					
Financial Instruments:					
Residential real estate and other consumer – related	**$ 21,925**	**$ 11,342**	**$ 9,722**	**$ —**	**$ 42,989**
Commercial – related:					
Other unfunded commitments to extend credit	**37,939**	**6,876**	**5,894**	**—**	**50,709**
Letters of credit and guarantees	**3,003**	**—**	**—**	**—**	**3,003**
Total	**$ 62,867**	**$ 18,218**	**$ 15,616**	**$ —**	**$ 96,701**
Contractual cash obligations:					
Long-term debt	**$ —**	**$ —**	**$ —**	**$ 10,000**	**$ 10,000**
Operating leases	**464**	**676**	**504**	**102**	**1,746**
Contractual purchases	**1,004**	**1,316**	**—**	**—**	**2,320**
Pension and other benefit plans	**489**	**1,096**	**1,130**	**2,838**	**5,553**
Total	**$ 1,957**	**$ 3,088**	**$ 1,634**	**$ 12,940**	**$ 19,619**

LIQUIDITY

NewMil manages its liquidity position to ensure it has sufficient funding availability at all times to meet both anticipated and unanticipated deposit withdrawals, new loan originations, securities purchases and other operating cash outflows. The primary sources of liquidity are principal payments and maturities of securities and loans, short-term borrowings through repurchase agreements and Federal Home Loan Bank advances, net deposit growth and funds provided by operations. Liquidity can also be provided through sales of loans and available-for-sale securities.

Operating activities for 2004 provided net cash of $9.5 million. Investing activities utilized net cash of $48.6 million, principally for loan and securities purchases of $26.5 million and $101.9 million, respectively and net loan advances of $513,000 offset in part by security repayments and maturities. Financing activities provided net cash of $35.1 million, principally from a net increase in deposits and repurchase agreements of $32.7 million an increase in FHLB advances of $5.4 million and $1.0 million in proceeds from exercise of stock options, offset in part by cash dividends paid and treasury stock purchases.

Operating activities for 2003 provided net cash of $8.2 million. Investing activities utilized net cash of $110.0 million, principally for and net loan advances of $43.7 million, and loan and securities purchases of $58.7 million and $70.5 million, respectively, offset in part by security repayments and maturities. Financing activities provided net cash of $39.5 million, principally from a net increase in FHLB advances of $25.2 million, a net increase in deposits and repurchase agreements of $11.3 million, and $9.7 million from the issuance of Trust Preferred Securities, offset in part by cash dividends paid and treasury stock purchases.

Operating activities for 2002 provided net cash flows of $12.1 million. Investing activities provided net cash of $908,000, a result of principal collected from mortgage backed securities and other securities of $61.5 million, offset by securities purchases of $43.4 million and net loan advances and loan purchases of $15.6 million. Financing activities provided net cash of $45.6 million, principally from a net increase in deposits and repurchase agreements, offset by net Federal Home Loan Bank advance repayments, cash dividends paid and treasury stock purchases. Funds provided by operating, financing and investing activities, provided a $58.6 million increase in cash and overnight federal funds sold.

At December 31, 2004, NewMil's liquidity ratio, as represented by cash, short-term available-for-sale securities, marketable assets, the ability to borrow against held-to-maturity securities and loans through unused FHLB and other short term borrowing capacity, of approximately $98 million, to net deposits and short term unsecured liabilities, was 48.2%, well in excess of NewMil's minimum policy guideline of 15%.

At December 31, 2004, NewMil had outstanding commitments to fund new loan originations of $21.2 million, construction mortgage commitments of $20.1 million and unused lines of credit of $52.4 million. These commitments can be met in the normal course of business. NewMil believes that its liquidity sources will continue to provide funding sufficient to support operating activities, loan originations and commitments, and deposit withdrawals.

ASSET/LIABILITY MANAGEMENT AND MARKET RISK

NewMil is exposed to interest rate risk, caused by changes in interest rates, affecting its loans, securities, deposits and borrowings. NewMil has no exposure to foreign currency exchange rates, commodity prices, market risk or equity price risk.

NewMil's Asset Liability Committee and Investment Committee of the Board of Directors are responsible for the financial management of net interest income, liquidity, capital and other such activities. The primary objective of NewMil's interest rate risk management process is to minimize the volatility to earnings from changes in interest rates. NewMil manages interest rate risk by structuring its balance sheet to attempt to maximize overall profitability, increase revenue, and achieve the desired level of net interest income while managing interest sensitivity risk and liquidity.

NewMil manages interest rate risk within limits approved by the Board of Directors using an earnings simulation model that simulates earnings over a specified time horizon to measure the amount of short-term earnings at risk under a variety of interest rate scenarios. NewMil also uses balance sheet gap analysis to measure and monitor its short-, medium- and long-term interest rate positions or exposures. NewMil's earnings simulation analysis incorporates numerous assumptions about balance sheet changes, including growth and product mix, prepayments, product pricing and the behavior of interest rates. Earnings simulation modeling includes assumptions that are inherently uncertain and, as a result, the model cannot precisely estimate net interest income or precisely predict the impact of higher or lower interest rates on net interest income. Actual results will differ from simulated results due to timing, magnitude and frequency of interest rate changes and changes in market conditions, and management's strategies, among other factors. Its purpose is to provide management with a reasonably comprehensive view of the magnitude of interest rate risk, the distribution of risk along the yield curve, the level of risk through time, and the amount of exposure to changes in certain interest rate relationships.

NewMil's policy guideline seeks to ensure that changes in net income over a twelve-month horizon under interest rate scenarios that incorporate a +/-100 and +/-200 basis point change in the overnight federal funds rate will not exceed -10% and -15%, respectively, as compared with the current overnight federal funds rate scenario. Should earnings simulation amounts deviate by more than these limits, management is required to take remedial action. NewMil tailors its earnings simulation test scenarios to suit current market conditions and interest rate expectations. Because December 31, 2004 interest rates were at historically low levels, NewMil performed earnings simulations to test for an immediate -125 basis point and +175 basis point change in the overnight Federal Funds rate and a gradually rising +175 basis point change in the overnight Federal Funds rate over the forecast horizon. Based on the results of the December 31, 2004 earnings simulation model and assuming that management does not take action to alter the outcome, NewMil would expect net income over the next twelve months to decrease by 10% if the overnight federal funds rate decreased immediately by 125 basis points, and decrease by 5% if the overnight federal funds rate increased immediately by 175 basis points, and decrease by 4% if the overnight federal funds rate increased gradually by 175 basis points as compared with the results of the no change in rates base case forecast over the next twelve months.

Due to the numerous assumptions in the simulation analysis, actual results will differ from estimated results. Factors other than changes in interest rates could also impact net income. A significant factor in determining NewMil's ability to maintain its net interest margin in a changing interest rate environment is its ability to manage its core deposit rates. Essentially all NewMil's deposit base is composed of local retail deposit accounts that tend to be somewhat less sensitive to moderate interest fluctuations than other funding sources and, therefore, provide a reasonably stable and cost-effective source of funds. The entry of new competitors into NewMil's market area or renewed disintermediation of deposits fueled by a resurgence in the equities markets may pressure NewMil to change its loan and deposit pricing which may negatively affect NewMil's net interest margin. NewMil structures its loan and securities portfolios to provide for portfolio re-pricing consistent with its interest rate risk objectives.

The following table sets forth NewMil's gap position at December 31, 2004, measured in terms of the volume of interest rate sensitive assets and liabilities that are subject to re-pricing in future time periods. For the purposes of this analysis, money market and savings deposits have been presented in the within 6 month category and NOW account deposits have been presented in the after 5-year category, although the interest rate elasticity of money market, savings and NOW deposits cannot be tied to any one time category. Non-accrual loans and overdrafts have been presented in the non-interest-bearing category. Significant variations may exist in the degree of interest rate sensitivity between individual asset and liability types within the re-pricing periods presented due to differences in their re-pricing elasticity relative to changes in the general level of interest rates.

December 31, 2004 *(dollars in thousands)*	Within 6 months	Within 7-12 months	Within 1-5 years	After 5 years	Non-interest-bearing	Total
Assets						
Securities	**$ 48,661**	**$ 17,849**	**$ 111,400**	**$ 37,186**	**$ 1,462**	**$ 216,558**
Cash and due from banks	—	—	—	—	**18,493**	**18,493**
Loans, net	**134,965**	**46,005**	**210,477**	**85,837**	**(624)**	**476,660**
Other assets	—	—	—	—	**32,888**	**32,888**
Total assets	**183,626**	**63,854**	**321,877**	**123,023**	**52,219**	**$ 744,599**
Source of Funds						
Deposits						
Demand (non-interest-bearing)	—	—	—	—	**66,895**	**66,895**
NOW accounts	—	—	—	**85,889**	—	**85,889**
Money market	**147,375**	—	—	—	—	**147,375**
Savings and other	**85,829**	—	—	—	—	**85,829**
Certificates of deposit	**72,339**	**43,756**	**84,901**	**26**	—	**201,022**
Federal Home Loan Bank advances	**37,194**	**5,943**	**25,077**	**7,440**	—	**75,654**
Repurchase agreements	**13,147**	—	—	—	—	**13,147**
Long-term debt	—	—	—	**10,000**	**(194)**	**9,806**
Other liabilities	—	—	—	—	**3,369**	**3,369**
Stockholders' equity	—	—	—	—	**55,613**	**55,613**
Total sources of funds	**355,884**	**49,699**	**109,978**	**103,355**	**125,683**	**$ 744,599**
Cumulative interest-rate sensitivity gap	**$ (172,258)**	**$ (158,103)**	**$ 53,796**	**$ 73,464**	**$ —**	
Percent of total assets	**(23.1)%**	**(21.2)%**	**7.2%**	**9.9%**	**—%**	

At December 31, 2004, NewMil's one-year cumulative gap was liability sensitive, amounting to $158.1 million, or -21.2% of assets. A liability sensitive gap implies that NewMil's net interest margin could be adversely affected by a sudden increase in interest rates.

CAPITAL RESOURCES

During 2004 shareholders' equity increased $3.3 million, or 6.3%, to $55.6 million, while book value per share increased from $12.78 at December 31, 2003 to $13.25 at December 31, 2004. The increase in shareholders' equity resulted from net income of $8.4 million, proceeds from the exercise of stock options of $1.0 million and a $90,000 tax benefit from the exercise of non-qualified stock options, offset, in part, by dividend payments of $2.8 million, net unrealized losses of $2.2 million on securities available for sale, net of taxes, and treasury stock purchases of $1.3 million.

Repurchases of Common Stock

On April 23, 2003, NewMil announced its intention to repurchase 203,690, or 5%, of its outstanding shares of common stock in the open market and unsolicited negotiated transactions, including block purchases. The purpose of NewMil's repurchase plan is to offset the future dilution from shares issued upon the exercise of stock options under NewMil's stock option plans, and for general corporate purposes.

During 2004 NewMil repurchased 45,100 shares of common stock for total consideration of $1.3 million, or $28.71 per average share under the share repurchase plan announced on April 23, 2003.

Capital Requirements

NewMil and the Bank are subject to minimum capital requirements established, respectively, by the Federal Reserve Board (the "FRB") and the FDIC. At December 31, 2004, NewMil's leverage capital ratio was 7.79% and its tier I and total risk-based capital ratios were 13.22% and 14.40%, respectively. At December 31, 2004, the Bank's leverage capital, and tier I and total risk-based capital ratios were 7.63%, 12.94% and 14.13%, respectively. At December 31, 2003, the Bank's leverage capital, and tier I and total risk-based capital ratios were 6.85%, 11.13% and 12.36%, respectively. NewMil and the Bank are categorized as "well capitalized". A well capitalized institution, which is the highest capital category for an institution as defined by the Prompt Corrective Action regulations issued by the FDIC and the FRB, is one which maintains a total risk-based ratio of 10% or above, a Tierl risk-based ratio of 6% or above and a Tier 1 leverage ratio of 5% or above, and is not subject to any written order, written agreement, capital directive, or prompt corrective action directive to meet and maintain a specific capital level.

Dividend Restrictions

In April 2004 NewMil increased its quarterly dividend payment 13% to $0.17 per share. During the years ended December 31, 2004 and 2003 total dividends of $0.66 and $0.60 per share, respectively, were paid.

NewMil believes that the payment of cash dividends to its shareholders is appropriate, provided that such payment considers NewMil's capital needs, asset quality, and overall financial condition and does not adversely affect the financial stability of NewMil or the Bank. The continued payment of cash dividends by NewMil will be dependent on NewMil's future core earnings, financial condition and capital needs, regulatory restrictions, and other factors deemed relevant by the Board of Directors of NewMil.

NewMil's ability to pay dividends is dependent on the Bank's ability to pay dividends to NewMil. There are certain restrictions on the payment of dividends and other payments by the Bank to NewMil. Under Connecticut law the Bank is prohibited from declaring a cash dividend on its common stock except from its net profit for the current year and retained net profits for the preceding two years. Consequently, the maximum amount of dividends payable by the Bank to NewMil at December 31, 2004 was $15.9 million. In some instances further restrictions on dividends may be imposed on NewMil by the Federal Reserve Bank.

IMPACT OF RECENT ACCOUNTING PRONOUNCEMENTS

On March 9, 2004, the United States Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 105 – Application of Accounting Principles to Loan Commitments ("SAB 105"). SAB 105 summarizes the views of the SEC staff regarding the application of generally accepted accounting principles to loan commitments accounted for as derivative instruments. The SEC staff believes that in recognizing a loan commitment, entities should not consider expected future cash flows related to the associated servicing of the loan until the servicing asset has been contractually separated from the underlying loan by sale or securitization of the loan with the servicing retained. The provisions of SAB 105 are applicable to all loan commitments accounted for as derivatives and entered into subsequent to March 31, 2004. The adoption of this staff accounting bulletin did not have a material impact on results of operations, financial position, or liquidity of NewMil.

In December 2004, the Financial Accounting Standards Board ("FASB") issued revised Statement of Financial Accounting Standard ("SFAS") No. 123, "Share-Based Payment". The Statement requires entities to measure the cost of employees services received in exchange for an award of equity instruments based on the estimated grant-date fair value of the award. That cost will be recognized over the period during which the employee is required to provide service in exchange for the award (usually the vesting period). However, no compensation expense is recognized for equity instruments that do not vest. The estimated grant-date fair value of employee share options must be determined using option-pricing models adjusted for the unique characteristics of those instruments. The notes to the financial statements will include additional disclosures to assist users of the financial statements in understanding the nature of share-based payment transactions and the effects of those transactions on the financial statements.

The effective date of the Statement for NewMil is July 1, 2005. All public entities will be required to apply the Statement using a modified version of prospective application. Under that transition method, compensation cost is recognized on or after the required effective date for the portion of outstanding awards for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated under Statement 123 for either recognition or proforma disclosure purposes. Under the stock option plans currently in place at NewMil, and assuming similar amounts of options are granted to directors as in prior years and that no options are granted to employees, since no option grants are contemplated, and using the current valuation assumptions with respect to the dividend yield, expected volatility, risk-free interest rate and expected lives, NewMil expects the impact of this statement to have no effect on net income for 2005 and to reduce net income by approximately $50,000, or $0.01 per share, for 2006 and thereafter.

In December 2003, a bill was signed into law that expands Medicare benefits, primarily adding a prescription drug benefit for Medicare-eligible retirees beginning in 2006. The law also provides a federal subsidy to companies that sponsor post-retirement benefit plans that provide prescription drug coverage. In May 2004, FASB Staff Position 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" was issued which provides accounting guidance on implementing the effects of the Act. NewMil's postretirement benefit plan does provide prescription drug benefits. NewMil has reviewed the prescription drug benefits provided under its postretirement benefit plan and has determined that such benefits are actuarially equivalent to Medicare Part D under the Act, however, based on the limited number of retirees eligible for the Plan and the limited prescription drug benefits paid, by the Plan, the costs of qualifying for the subsidy will exceed the benefit provided by the subsidy. Therefore, the provisions of FSP 106-2 are expected to have no impact on the financial statements of NewMil and, accordingly, the APBO and net periodic postretirement benefit cost included in its financial statements do not reflect the effects of the Act on the Company's postretirement benefits plan.

In March 2004, the Emerging Issues Task Force ("EITF") reached a consensus on EITF Issue 03-1, determining the meaning of other-than-temporary impairment and its application to investments classified as either available-for-sale or held-to-maturity under SFAS 115 (including individual securities and investments in mutual funds) and to investments accounted for under the cost method. The provisions of this EITF were originally effective for reporting periods beginning after June 15, 2004. However, on October 1, 2004, the Financial Accounting Standards Board ("FASB") issued Staff Position No. EITF 03-1-1, deferring the effective date of paragraphs 10-20 of EITF Issue 03-1. The delay does not suspend the requirement to recognize other-than-temporary impairment as required by existing authoritative literature. NewMil adopted the disclosure requirements of EITF 03-1 as of December 31, 2003, which were not affected by Staff Position 03-1-1. NewMil does not believe that the application of the recognition guidance in paragraphs 10-20 of EITF Issue 03-1 will have a material impact on NewMil's consolidated financial statements.

IMPACT OF INFLATION AND CHANGING PRICES

NewMil's financial statements have been prepared in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effect of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services. Notwithstanding this, inflation can directly affect the value of loan collateral, in particular real estate. Sharp decreases in real estate prices have, in past years, resulted in significant loan losses and losses on real estate acquired. Inflation, or disinflation, could significantly affect NewMil's earnings in future periods.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Internal control over financial reporting also includes controls over the preparation of financial statements in accordance with the instructions to the Consolidated Financial Statements for Bank Holding Companies (Form FR Y-9C) to comply with the reporting requirements of Section 112 of the Federal Deposit Insurance Corporation Improvement Act. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control - Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2004.

Our management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2004 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

There were no significant changes in NewMil's internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation referred to above.

To The Board of Directors and Shareholders of NewMil Bancorp, Inc.:

We have completed an integrated audit of NewMil Bancorp Inc.'s 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2004 and audits of its 2003 and 2002 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in shareholders' equity, and cash flows present fairly, in all material respects, the financial position of NewMil Bancorp, Inc. and its subsidiaries (the "Company") at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2004 based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control – Integrated Framework issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Management's assessment and our audit of the Company's internal control over financial reporting also included controls over the preparation of financial statements in accordance with the instructions to the Consolidated Financial Statements for Bank Holding Companies (Form FR Y-9C) to comply with the reporting requirements of Section 112 of the Federal Deposit Insurance Corporation Improvement Act (FDICIA). A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.



Hartford, Connecticut
March 4, 2005

(dollars in thousands)	December 31, 2004	2003
Assets		
Cash and due from banks	**$ 18,493**	$ 22,524
Federal funds sold	—	—
Total cash and cash equivalents	**18,493**	22,524
Securities		
Available-for-sale at market	**204,101**	184,513
Held-to-maturity at amortized cost (fair value: $12,800 and $15,082)	**12,457**	14,588
Loans (net of allowance for loan losses: $5,048 and $5,198)	**476,660**	449,651
Other real estate owned	—	—
Bank premises and equipment, net	**7,339**	7,594
Accrued interest income	**3,343**	3,711
Intangible assets (net of accumulated amortization: $1,464 and $1,268)	**8,240**	8,700
Other assets	**13,966**	12,761
Total Assets	**$ 744,599**	$ 704,042
Liabilities and Shareholders' Equity		
Deposits		
Demand (non-interest-bearing)	**$ 66,895**	$ 49,813
NOW accounts	**85,889**	76,524
Money market	**147,375**	155,911
Savings and other	**85,829**	84,660
Certificates of deposit	**201,022**	191,260
Total deposits	**587,010**	558,168
Federal Home Loan Bank advances	**75,654**	70,247
Repurchase agreements	**13,147**	9,317
Long-term debt	**9,806**	9,746
Accrued interest and other liabilities	**3,369**	4,258
Total Liabilities	**688,986**	651,736
Commitments and contingencies	—	—
Shareholders' Equity		
Common stock – $.50 per share par value		
Shares authorized: 20,000,000		
Shares issued: 5,990,138	**2,995**	2,995
Paid-in capital	**41,957**	42,142
Retained earnings	**33,514**	27,844
Accumulated other comprehensive income, net	**703**	2,913
Treasury stock (at cost: 1,793,614 and 1,897,277 shares)	**(23,556)**	(23,588)
Total Shareholders' Equity	**55,613**	52,306
Total Liabilities and Shareholders' Equity	**$ 744,599**	$ 704,042

The accompanying notes are an integral part of the consolidated financial statements.

(in thousands except per share amounts)	Years ended December 31, 2004	2003	2002
Interest and dividend income			
Interest and fees on loans	**$ 26,117**	$ 25,224	$ 23,943
Interest and dividends on securities	**9,256**	9,626	12,044
Interest on federal funds sold	**45**	281	446
Total interest and dividend income	**35,418**	35,131	36,433
Interest expense			
Deposits	**6,729**	8,007	11,049
Borrowed funds	**2,786**	2,581	2,307
Total interest expense	**9,515**	10,588	13,356
Net interest and dividend income	**25,903**	24,543	23,077
Provision for loan losses	**—**	—	—
Net interest and dividend income after provision for loan losses	**25,903**	24,543	23,077
Non-interest income			
Service charges on deposit accounts	**2,968**	2,605	2,320
Gains on sales of mortgage loans, net	**185**	357	574
Loss on sale of OREO	**—**	—	(43)
Gain on sale of security	**—**	27	—
Loan servicing fees	**34**	64	70
Other	**756**	833	824
Total non-interest income	**3,943**	3,886	3,745
Non-interest expense			
Salaries	**7,888**	7,834	7,395
Employee benefits	**1,656**	1,757	1,589
Occupancy	**1,603**	1,622	1,392
Equipment	**1,348**	1,378	1,179
Professional, collections and OREO	**919**	958	851
Marketing	**550**	421	633
Amortization of intangibles	**196**	244	287
Other	**3,330**	3,241	3,524
Total non-interest expense	**17,490**	17,455	16,850
Income before income taxes	**12,356**	10,974	9,972
Income tax provision	**3,909**	3,446	3,122
Net income	**$ 8,447**	$ 7,528	$ 6,850
Diluted earnings per share	**$ 1.95**	$ 1.73	$ 1.50
Basic earnings per share	**2.01**	1.82	1.59
Dividends per share	**0.66**	0.60	0.50

The accompanying notes are an integral part of the consolidated financial statements.

(dollars in thousands)	Common Stock Shares	Common Stock Amount	Paid-in capital	Retained earnings	Treasury stock	Accumulated other comprehensive income	Total shareholders' equity
Balances at December 31, 2001	5,990,138	$ 2,995	$ 42,568	$ 18,105	$ (15,995)	$ 2,921	$ 50,594
Net income for year	—	—	—	6,850	—	—	6,850
Net unrealized gain on securities available-for-sale, net of taxes	—	—	—	—	—	2,858	2,858
Total comprehensive income							9,708
Cash dividends paid	—	—	—	(2,162)	—	—	(2,162)
Exercise of stock options	—	—	(481)	—	725	—	244
Tax benefit from exercise of non-qualified stock options	—	—	207	—	—	—	207
Common stock issued	—	—	3	—	41	—	44
Common stock repurchased	—	—	—	—	(4,399)	—	(4,399)
Balances at December 31, 2002	5,990,138	2,995	42,297	22,793	(19,628)	5,779	54,236
Net income for year	—	—	—	7,528	—	—	7,528
Net unrealized loss on securities available-for-sale, net of taxes	—	—	—	—	—	(2,866)	(2,866)
Total comprehensive income							4,662
Cash dividends paid	—	—	—	(2,477)	—	—	(2,477)
Exercise of stock options	—	—	(213)	—	615	—	402
Tax benefit from exercise of non-qualified stock options	—	—	32	—	—	—	32
Common stock issued	—	—	26	—	29	—	55
Common stock repurchased	—	—	—	—	(4,604)	—	(4,604)
Balances at December 31, 2003	5,990,138	2,995	42,142	27,844	(23,588)	2,913	52,306
Net income for year	—	—	—	8,447	—	—	8,447
Net unrealized loss on securities available-for-sale, net of taxes	—	—	—	—	—	(2,210)	(2,210)
Total comprehensive income							6,237
Cash dividends paid	—	—	—	(2,777)	—		(2,777)
Exercise of stock options	—	—	(297)	—	1,320	—	1,023
Tax benefit from exercise of non-qualified stock options	—	—	90	—	—	—	90
Common stock issued	—	—	22	—	7	—	29
Common stock repurchased	—	—	—	—	(1,295)	—	(1,295)
Balances at December 31, 2004	**5,990,138**	**$ 2,995**	**$ 41,957**	**$ 33,514**	**$ (23,556)**	**$ 703**	**$ 55,613**

The accompanying notes are an integral part of the consolidated financial statements.

(in thousands)	**2004**	2003	2002
	Years ended December 31,		
Operating Activities			
Net income	**$ 8,447**	$ 7,528	$ 6,850
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	—	—	—
Provision for depreciation and amortization	**834**	926	806
Amortization of intangible assets	**196**	244	287
Amortization and accretion of securities premiums and discounts, net	**201**	356	920
Amortization of issuance cost of long-term debt	**60**	46	—
Gains on sales of loans, net	**(185)**	(357)	(574)
Loss on sale of OREO, net	—	—	43
Gain on sale of security	—	(27)	—
Loans originated for sale	**(10,761)**	(20,834)	(34,505)
Proceeds from sales of loans originated for sale	**10,946**	21,191	35,079
Tax benefit from exercise of non-qualified stock options	**90**	32	207
Deferred income tax (benefit) provision	**(7)**	(205)	(137)
Increase in BOLI cash surrender values	**(396)**	(443)	(475)
Decrease (increase) in accrued interest income	**368**	(181)	311
Decrease in accrued interest expense and other liabilities	**(350)**	(144)	(910)
Decrease in other assets, net	**61**	62	4,223
Net cash provided by operating activities	**9,504**	8,194	12,125
Investing Activities			
Purchases of securities available-for-sale	**(11,164)**	(30,361)	(28,180)
Purchases of mortgage backed securities available-for-sale	**(90,720)**	(40,131)	(15,211)
Proceeds from sale of security held-to-maturity	—	1,527	—
Proceeds from maturities and principal repayments of securities	**55,648**	12,029	16,141
Principal collected on mortgage backed securities	**25,230**	50,823	45,407
Loan advances, net	**(513)**	(43,695)	(6,903)
Loans purchased	**(26,496)**	(58,740)	(8,685)
Proceeds from sales of OREO	—	—	129
Purchases of Bank premises and equipment, net	**(579)**	(1,445)	(1,790)
Net cash (utilized) provided by investing activities	**(48,594)**	(109,993)	908
Financing Activities			
Net increase in deposits	**28,842**	9,362	72,690
Net increase in repurchase agreements	**3,830**	1,925	1,609
FHLB advances (repayments), net	**5,407**	25,170	(22,463)
Issuance of long-term debt, net of issuance costs	—	9,700	—
Common Stock repurchased	**(1,295)**	(4,604)	(4,399)
Proceeds from Common Stock reissued	**29**	55	44
Cash dividends paid	**(2,777)**	(2,477)	(2,162)
Proceeds from exercise of stock options	**1,023**	402	244
Net cash provided by financing activities	**35,059**	39,533	45,563
(Decrease) increase in cash and cash equivalents	**(4,031)**	(62,266)	58,596
Cash and cash equivalents, beginning of year	**22,524**	84,790	26,194
Cash and cash equivalents, end of year	**$ 18,493**	$ 22,524	$ 84,790
Cash paid during year			
Interest to depositors	**$ 6,738**	$ 8,026	$ 11,082
Interest on borrowings	**2,721**	2,567	2,318
Income taxes	**3,852**	3,660	3,121
Non-cash transfers			
From loans to OREO	—	—	56

The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NewMil is the bank holding company for NewMil Bank, a State chartered savings bank. NewMil's activity is currently limited to the holding of the Bank's outstanding capital stock and the Bank is NewMil's only subsidiary and its primary investment. The Bank is a Connecticut chartered and Federal Deposit Insurance Corporation (the "FDIC") insured savings bank headquartered in New Milford, Connecticut. The Bank's principal business consists of attracting deposits from the public and using such deposits, with other funds, to make various types of loans and investments. The Bank conducts its business through 19 full-service offices located in Litchfield and Fairfield Counties. The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles. The following is a summary of significant accounting policies:

Principles of Consolidation

The consolidated financial statements include those of NewMil and its subsidiary after elimination of all inter-company accounts and transactions.

Basis of Financial Statement Presentation

The financial statements have been prepared in accordance with generally accepted accounting principles. In preparing the financial statements, management is required to make extensive use of estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statement of condition, and revenues and expenses for the period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses. In connection with the determination of the allowance for loan losses, management obtains independent appraisals for significant properties.

NewMil's loans are generally collateralized by real estate located principally in Connecticut. In addition, substantially all OREO, if any, is located in Connecticut. Accordingly, the collectability of a substantial portion of the loan portfolio and OREO through foreclosure is particularly susceptible to changes in market conditions.

While management uses available information to recognize losses on loans and OREO, future additions to the allowance or write-downs of OREO may be necessary based on changes in economic conditions, particularly in Connecticut. In addition, various regulatory agencies, as an integral part of their examination process, periodically review NewMil's allowance for loan losses and valuation of OREO. Such agencies may require NewMil to recognize additions to the allowance or write-downs based on their judgments of information available to them at the time of their examination.

Securities

Securities that may be sold as part of NewMil's asset/liability or liquidity management or in response to or in anticipation of changes in interest rates and resulting prepayment risk, or for other similar factors, are classified as available-for-sale and carried at their fair market value. Unrealized holding gains and losses on such securities are reported net of related taxes, if applicable, as a separate component of shareholders' equity. Securities that NewMil has the ability and positive intent to hold to maturity are classified as held-to-maturity and carried at amortized cost. Realized gains and losses on the sales of all securities are reported in earnings and computed using the specific identification cost basis. Securities that NewMil has transferred from available-for-sale to held-to-maturity are carried at the fair value at the time of transfer, adjusted for subsequent amortization or accretion. Securities are reviewed regularly for other than temporary impairment. If there was other than temporary impairment, the carrying value of the investment security would be reduced to the estimated fair value, with the impairment loss recognized in the consolidated statements of income as other operating income, net. Premiums and discounts are amortized or accreted utilizing the interest method over the life or call of the term of the investment security.

Loans

Loans are reported at their principal outstanding balance net of charge-offs, deferred loan origination fees and costs on originated loans and unamortized premiums or discounts on purchased loans. Loan origination and commitment fees, certain direct origination costs and unamortized premiums or discounts on purchased loans are deferred and recognized over the life of the related loan as an adjustment of yield under the interest method, or taken into income when the related loan is sold.

Mortgage loans held-for-sale are valued at the lower of cost or market as determined by outstanding commitments from investors or current investor yield requirements calculated on the aggregate loan basis. Changes in the carrying value are reported in earnings as gains and losses on mortgage loans held for sale. Realized gains and losses on sales of mortgage loans are reported in earnings as gains and losses on sales of mortgage loans, net, when the proceeds are received from investors.

The accrual of interest on loans, including impaired loans, is generally discontinued when principal or interest is past due by 90 days or more, or earlier when, in the opinion of management, full collection of principal or interest is unlikely unless such loans are well collateralized and in the process of collection. When a loan is placed on non-accrual status, interest previously accrued but not collected is charged against current income. Income on such loans, including impaired loans, is then recognized only to the extent that cash is received and future collection of principal is probable.

Loans, including impaired loans, are restored to accrual status when principal and interest payments are brought current and future payments are reasonably assured, following a sustained period of repayment performance by the borrower in accordance with the loan's contractual terms.

Troubled debt restructurings ("TDR") are renegotiated loans for which concessions, such as the reduction of interest rates, deferral of interest or principal payments, or partial forgiveness of principal and interest, have been granted due to a deterioration in a borrower's financial condition. Interest to be paid on a deferred or contingent basis is reported in earnings only as collected.

Allowance for Loan Losses

NewMil periodically reviews the allowance for loan losses in order to maintain the allowance at a level sufficient to absorb probable credit losses. NewMil's review is based upon a detailed evaluation of the loan portfolio through a process which considers numerous factors, including probable credit losses based upon internal and external portfolio reviews, delinquency levels and trends, estimates of the current value of underlying collateral, concentrations, portfolio volume and mix, changes in lending policy, current economic conditions and historical loan loss experience over a 10-to-15 year economic cycle. The allowance for loan losses is increased through charges to earnings in the form of a provision for loan losses. When a loan or portion of a loan is determined to be uncollectible, the portion deemed uncollectible is charged against the allowance and subsequent recoveries, if any, are credited to the allowance. While NewMil uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in regional economic conditions and related factors.

NewMil measures impaired loans based on the present value of the expected future cash flows discounted at the loan's effective interest rate, or the fair value of the collateral, less estimated selling costs, if the loan is collateral dependent and foreclosure is probable. NewMil recognizes impairment by creating a valuation allowance as a component of the allowance for loan losses. A loan is impaired when, based on current information, it is probable that NewMil will be unable to collect all amounts due according to the contractual terms of the loan. Smaller-balance homogeneous loans consisting of residential mortgages and consumer loans are evaluated for collectability by NewMil based on historical loss experience rather than on an individual loan-by-loan basis. Impaired loans are primarily commercial mortgages collateralized by real estate and commercial and industrial loans.

Other Real Estate Owned

Real estate acquired through foreclosure, forgiveness of debt and in lieu of debt, is stated at the lower of cost (principally loan amount) or fair value minus estimated selling expenses. When a loan is reclassified as real estate acquired any excess of the loan balance over its fair value less estimated selling costs is charged against the allowance for loan losses. Costs relating to the subsequent development or improvement of a property are capitalized, to the extent realizable. Holding costs and any subsequent provisions to reduce the carrying value of a property to fair value minus estimated selling expenses are charged to earnings and classified as real estate acquired expense. Fair value is determined by current appraisals.

Income Taxes

Deferred income taxes are provided for differences arising in the timing of income and expenses for financial reporting and for income tax purposes using the asset/liability method of accounting for income taxes. Deferred income taxes and tax benefits are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. NewMil provides deferred taxes for the estimated future tax effects attributable to temporary differences and carryforwards when realization is assured beyond a reasonable doubt.

Bank Premises and Equipment

Bank premises, furniture and equipment are carried at cost, less accumulated depreciation and amortization computed on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized on the straight-line basis over the shorter of the estimated useful lives of the improvements or the term of the related leases.

Intangible Assets

Intangible assets consist of core deposit intangibles and goodwill. Intangible assets equal the excess of the purchase price over the fair value of the tangible net assets acquired in acquisitions accounted for using the purchase method of accounting. In November 2000, NewMil acquired Nutmeg Federal Savings and Loan Association ("Nutmeg"). In connection with the acquisition, NewMil recorded goodwill of $8.1 million and a core deposit intangible of $1.4 million. The core deposit intangible is being amortized on a declining balance method over a period of seven years from the acquisition date. NewMil has amortized $1.1 million, of the $1.4 million core deposit intangible and must amortize the remaining $325,000 over the remaining period. Upon adoption of SFAS 142 NewMil ceased to amortize goodwill in accordance with the Statement. On an annual basis, management assesses intangible assets for impairment and at December 31, 2004, there was no impairment. If a permanent loss in value is indicated, an impairment charge to income will be recognized.

Stock-Based Compensation

NewMil's stock-based compensation plans are accounted for based on the intrinsic value method set forth in Accounting Principles Board (APB) Opinion 25, "Accounting for Stock Issued to Employees", and related interpretations. Compensation expense for employee stock options is generally not recognized if the exercise price of the option equals or exceeds the fair value of the stock on the date of the grant.

Statement of Cash Flows

For the purpose of the Consolidated Statements of Cash Flows, cash and cash equivalents include cash and due from banks, interest-bearing deposits at other financial institutions and overnight federal funds sold.

Computation of Earnings per Share

Basic earnings per share is computed using the weighted-average common shares outstanding during the year. The computation of diluted earnings per share is similar to the computation of basic earnings per share except the denominator is increased to include the number of additional common shares that would have been outstanding if dilutive potential common shares had been issued. The shares used in the computations are as follows:

	Years ended December 31,		
(in thousands)	**2004**	2003	2002
Basic	**4,204**	4,126	4,321
Effect of dilutive stock options	**123**	222	234
Diluted	**4,327**	4,348	4,555

Segments of an Enterprise and Related Information

In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131 "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131). Operating segment financial information is required to be reported on the basis that it is used internally for evaluating segment performance and allocation of resources. NewMil does not have any operating segments, as defined by SFAS 131, and therefore, has not disclosed any operating segment information.

Recent Accounting Pronouncements

On March 9, 2004, the United States Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 105 – Application of Accounting Principles to Loan Commitments ("SAB 105"). SAB 105 summarizes the views of the SEC staff regarding the application of generally accepted accounting principles to loan commitments accounted for as derivative instruments. The SEC staff believes that in recognizing a loan commitment, entities should not consider expected future cash flows related to the associated servicing of the loan until the servicing asset has been contractually separated from the underlying loan by sale or securitization of the loan with the servicing retained. The provisions of SAB 105 are applicable to all loan commitments accounted for as derivatives and entered into subsequent to March 31, 2004. The adoption of this staff accounting bulletin did not have a material impact on results of operations, financial position, or liquidity of NewMil.

In December 2004, the Financial Accounting Standards Board ("FASB") issued revised Statement of Financial Accounting Standard ("SFAS") No. 123, "Share-Based Payment". The Statement requires entities to measure the cost of employees services received in exchange for an award of equity instruments based on the estimated grant-date fair value of the award. That cost will be recognized over the period during which the employee is required to provide service in exchange for the award (usually the vesting period). However, no compensation expense is recognized for equity instruments that do not vest. The estimated grant-date fair value of employee share options must be determined using option-pricing models adjusted for the unique characteristics of those instruments. The notes to the financial statements will include additional disclosures to assist users of the financial statements in understanding the nature of share-based payment transactions and the effects of those transactions on the financial statements.

The effective date of the Statement for NewMil is July 1, 2005. All public entities will be required to apply the Statement using a modified version of prospective application. Under that transition method, compensation cost is recognized on or after the required effective date for the portion outstanding awards for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated under Statement 123 for either recognition or proforma disclosure purposes. Under the stock option plans currently in place at NewMil, and assuming similar amounts of options are granted to directors as in prior years and that no options are granted to employees, since no option grants are contemplated, and using the current valuation assumptions with respect to the dividend yield, expected volatility, risk-free interest rate and expected lives, NewMil expects the impact of this statement to have no effect on net income for 2005 and to reduce net income by approximately $50,000, or $0.01 per share, for 2006 and thereafter.

In December 2003, a bill was signed into law that expands Medicare benefits, primarily adding a prescription drug benefit for Medicare-eligible retirees beginning in 2006. The law also provides a federal subsidy to companies that sponsor post-retirement benefit plans that provide prescription drug coverage. In May 2004, FASB Staff Position 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" was issued which provides accounting guidance on implementing the effects of the Act. NewMil's postretirement benefit plan does provide prescription drug benefits. NewMil has reviewed the prescription drug benefits provided under its postretirement benefit plan and has determined that such benefits are actuarially equivalent to Medicare Part D under the Act, however, based on the limited number of retirees eligible for the Plan and the limited prescription drug benefits paid, by the Plan, the costs of qualifying for the subsidy will exceed the benefit provided by the subsidy. Therefore, the provisions of FSP 106-2 are expected to have no impact on the financial statements of NewMil and, accordingly, the APBO and net periodic postretirement benefit cost included in its financial statements do not reflect the effects of the Act on the Company's postretirement benefits plan.

In March 2004, the Emerging Issues Task Force ("EITF") reached a consensus on EITF Issue 03-1, determining the meaning of other-than-temporary impairment and its application to investments classified as either available-for-sale or held-to-maturity under SFAS 115 (including individual securities and investments in mutual funds) and to investments accounted for under the cost method. The provisions of this EITF were originally effective for reporting periods beginning after June 15, 2004. However, on October 1, 2004, the Financial Accounting Standards Board ("FASB") issued Staff Position No. EITF 03-1-1, deferring the effective date of paragraphs 10-20 of EITF Issue 03-1. The delay does not suspend the requirement to recognize other-than-temporary impairment as required by existing authoritative literature. NewMil adopted the disclosure requirements of EITF 03-1 as of December 31, 2003, which were not affected by Staff Position 03-1-1. NewMil does not believe that the application of the recognition guidance in paragraphs 10-20 of EITF Issue 03-1 will have a material impact on NewMil's consolidated financial statements.

NOTE 2
SECURITIES

Securities classified as available-for-sale (carried at fair value) were as follows:

(in thousands)	Estimated fair value	Gross unrealized gains	Gross unrealized losses	Amortized cost
December 31, 2004				
U.S. Government Agency notes				
Within 1 year	**$ 20,072**	**$ 57**	**$ —**	**$ 20,015**
After 1 year but within 5 years	**24,828**	**—**	**170**	**24,998**
Corporate bonds				
Within 1 year	**11,166**	**162**	**—**	**11,004**
Mortgage backed securities	**138,146**	**1,515**	**581**	**137,212**
Collateralized mortgage obligations	**4,658**	**84**	**—**	**4,574**
Total debt securities	**198,870**	**1,818**	**751**	**197,803**
Equity securities	**5,231**	**1**	**—**	**5,230**
Total securities available-for-sale	**$ 204,101**	**$ 1,819**	**$ 751**	**$ 203,033**
December 31, 2003				
U.S. Government Agency notes				
Within 1 year	$ 20,431	$ 421	$ —	$ 20,010
After 1 but within 5 years	40,928	798	—	40,130
Corporate bonds				
Within 1 year	25,321	548	—	24,773
After 1 but within 5 years	11,789	787	—	11,002
Mortgage backed securities	72,117	1,905	183	70,395
Collateralized mortgage obligations	9,871	151	—	9,720
Total debt securities	180,457	4,610	183	176,030
Equity securities	4,056	1	—	4,055
Total securities available-for-sale	$ 184,513	$ 4,611	$ 183	$ 180,085

Securities classified as held-to-maturity (carried at amortized cost) were as follows:

(in thousands)	Amortized cost*(a)*	Gross unrealized gains	Gross unrealized losses	Estimated fair value
December 31, 2004				
Municipal bonds				
Within 1 year	**$ 500**	**$ 4**	**$ 4**	**$ 500**
After 5 years within 10 years	**4,361**	**121**	**—**	**4,482**
After 10 years within 15 years	**5,232**	**71**	**—**	**5,303**
Mortgage backed securities	**2,220**	**148**	**—**	**2,368**
Collateralized mortgage obligations	**144**	**3**	**—**	**147**
Total securities held-to-maturity	**$ 12,457**	**$ 347**	**$ 4**	**$ 12,800**
December 31, 2003				
Municipal bonds				
After 1 year but within 5 years	$ 500	$ 5	$ —	$ 505
After 10 years within 15 years	9,811	223	—	10,034
Mortgage backed securities	3,612	251	—	3,863
Collateralized mortgage obligations	665	15	—	680
Total securities held-to-maturity	$ 14,588	$ 494	$ —	$ 15,082

(a) Securities transferred from available-for-sale are carried at estimated fair value as of the transfer date and adjusted for subsequent amortization.

There were two fixed rate mortgage-backed securities which had unrealized losses which have been in unrealized loss positions for over a twelve month period at December 31, 2004. One security had a loss of $37,000 or 1.1%, of the carrying value. The second security had a loss of $75,000, or 0.9%, of the carrying value. All other losses at December 31, 2004, were in loss positions under a twelve-month period. Management does not believe any individual loss as of December 31, 2004 represented any other than temporary impairment. These unrealized losses are primarily attributable to changes in interest rate.

Cash proceeds and realized gains and losses from sales of securities were as follows:

(in thousands)	Cash proceeds	Realized gains	Realized losses
Year ended December 31, 2004	**$ —**	**$ —**	**$ —**
Year ended December 31, 2003			
Collateralized Mortgage Obligations, held-to-maturity	$ 1,527	$ 27	$ —
Year ended December 31, 2002	$ —	$ —	$ —

During 2003 NewMil sold a $1,500,000 collateral mortgage obligation that was classified as held-to-maturity, and which represented an insignificant holding, because its interest rate risk changed significantly. At December 31, 2003 only 7% of NewMil's securities were classified as held-to-maturity, while 93% were classified as available-for-sale. NewMil's held-to-maturity portfolio has been in run-off for several years and management does not intend to classify any future purchases as held-to-maturity.

At December 31, 2004 securities with a carrying value and market value aggregating approximately $5,521,000 and $5,642,000, respectively, were pledged as collateral against public funds and securities with a carrying value and market value aggregating approximately $24,579,000 and $24,579,000, respectively, were pledged as collateral against repurchase agreements. Also, securities with a carrying value and market value aggregating $16,453,000 and $16,559,000, respectively, were pledged as collateral against Treasury Tax and Loan Deposits.

NOTE 3
LOANS

The composition of the loan portfolio is as follows:

(in thousands)	*December 31,* 2004	2003
Real estate mortgages		
1-to-4 family residential	**$ 296,252**	$ 282,766
5-or-more family residential	**6,785**	8,230
Commercial	**117,915**	112,673
Land and land development	**3,197**	2,890
Home equity credit	**34,431**	30,006
Commercial and industrial	**20,471**	15,663
Installment and other	**1,949**	2,213
Total loans, gross	**481,000**	454,441
Deferred loan origination fees and purchase premiums, net	**708**	408
Allowance for loan losses	**(5,048)**	(5,198)
Total loans, net	**$ 476,660**	$ 449,651

(in thousands)	*December 31,* 2004	2003
Impaired loans		
With no valuation allowance	**$ 218**	$ 507
With valuation allowance	**239**	198
Total impaired loans	**457**	705
Valuation allowance	**151**	198
Commitments to lend additional amounts to impaired borrowers	**—**	—
Average impaired loans	**581**	828
Valuation of impaired loans based on:		
Discounted cash flows	**—**	—
Collateral values	**457**	705

NewMil's loans consist primarily of residential and commercial real estate loans located principally in western Connecticut, NewMil's service area. NewMil offers a broad range of loan and credit facilities to borrowers in its service area, including residential mortgage loans, commercial real estate loans, construction loans, working capital loans, and a variety of consumer loans, including home equity lines of credit, and installment and collateral loans. All residential and commercial mortgage loans are collateralized by first or second mortgages on real estate. The ability and willingness of borrowers to satisfy their loan obligations is dependent in large part upon the status of the regional economy and regional real estate market. Accordingly, the ultimate collectability of a substantial portion of NewMil's loan portfolio and the recovery of a substantial portion of OREO is susceptible to changes in market conditions.

Changes in the allowance for loan losses are as follows:

(in thousands)	*Years ended December 31,* 2004	2003	2002
Balance, beginning of period	**$ 5,198**	$ 5,250	$ 5,502
Provision for losses	**—**	—	—
Charge-offs	**(183)**	(77)	(475)
Recoveries	**33**	25	223
Balance, end of period	**$ 5,048**	$ 5,198	$ 5,250

NOTE 4
NON-PERFORMING ASSETS

The components of non-performing assets are as follows:

(in thousands)	*December 31,* 2004	2003
Non-accrual loans	**$ 393**	$ 451
Accruing loans past due 90 days or more	**529**	811
Accruing troubled debt restructured loans	**—**	—
Total non-performing loans	**922**	1,262
Real estate acquired in settlement of loans	**—**	—
Total non-performing assets	**$ 922**	$ 1,262

The reductions in interest income associated with non-accrual loans are as follows:

(in thousands)	*Years ended December 31,* 2004	2003	2002
Income in accordance with original terms	**$ 21**	$ 22	$ 16
Income recognized	**5**	10	6
Reduction in interest income	**$ 16**	$ 12	$ 10

NOTE 5
BANK PREMISES AND EQUIPMENT

The components of premises and equipment are as follows:

(in thousands)	*December 31,* 2004	2003
Land	**$ 1,321**	$ 1,321
Buildings and improvements	**7,486**	7,355
Equipment	**5,400**	5,957
Leasehold improvements	**737**	648
Total cost	**14,944**	15,281
Accumulated depreciation and amortization	**(7,605)**	(7,687)
Bank premises and equipment, net	**$ 7,339**	$ 7,594

NOTE 6
DEPOSITS

The components of deposits are as follows:

(in thousands)	*December 31,* 2004	2003
Demand (non-interest-bearing)	**$ 66,895**	$ 49,813
NOW accounts	**85,889**	76,524
Money market	**147,375**	155,911
Savings and other	**85,829**	84,660
Certificates of deposit	**201,022**	191,260
Total	**$ 587,010**	$ 558,168

Certificates of deposits that have a remaining maturity greater than one year amounted to $84.5 million, at December 31, 2004.

Scheduled maturities of certificates of deposit with balances in excess of $100,000 are as follows:

December 31, 2004 *(in thousands)*	Less than 3 months	Within 3 - 6 months	Within 6- 12 months	Over one year	Total
Certificates of deposit over $100,000	**$ 8,667**	**$ 5,148**	**$ 7,963**	**$ 22,043**	**$ 43,821**

NOTE 7
BORROWINGS

Fixed rate advances from the Federal Home Loan Bank of Boston are as follows:

(in thousands)	*December 31,* 2004	2003
1.11% due January 14, 2004	**$ —**	$ 25,000
2.38% due January 5, 2005	**8,000**	—
2.54% due January 3, 2005	**2,855**	—
2.42% due January 12, 2005	**8,000**	—
2.33% due January 19, 2005	**7,513**	—
2.42% due January 24, 2005	**5,000**	—
4.56% due August 10, 2006 *(a)*	**3,734**	5,761
4.49% due August 31, 2006 *(a)*	**3,730**	5,757
4.39% due September 11, 2006 *(a)*	**5,105**	7,719
3.76% due February 1, 2007 *(a)*	**4,568**	6,551
2.41% due February 26, 2007 *(d)*	**10,000**	—
2.67% due February 14, 2008 *(a)*	**6,644**	8,581
2.98% due July 10, 2008 *(c)*	**9,505**	9,878
4.49% due October 6, 2008 *(b)*	**1,000**	1,000
Total	**$ 75,654**	$ 70,247

(a) 5-year term with 5-year amortization
(b) Callable annually
(c) 5-year term with 20-year amortization
(d) 3 Year term, callable quarterly

NewMil has a pre-approved line of credit of up to 2% of total assets with the Federal Home Loan Bank of Boston ("FHLBB") under the FHLBB's IDEAL Way Line of Credit Program. These advances are one-day variable rate loans with automatic rollover. Under an agreement with the FHLBB NewMil is required to maintain qualified collateral, as defined in the FHLBB's Statement of Credit Policy, free and clear of liens, pledges and encumbrances, as collateral for the advances and the pre-approved line of credit. NewMil maintains qualified collateral in excess of the amount required to support the outstanding advances and the pre-approved line of credit at December 31, 2004. During 2004 the highest outstanding level of Federal Home Loan Bank advances was $76.6 million. The weighted average advance rate was 2.9% for the year ending December 31, 2004.

NewMil enters into repurchase agreements directly with its customers. These agreements are offered as an overnight or short-term investment to NewMil's customers. During 2004 the highest outstanding level of repurchase agreements was $15.4 million. The weighted average borrowing cost was 1.2% for the year ending December 31, 2004. Information concerning short-term borrowings represented by securities sold under agreements to repurchase is presented as follows:

(in thousands)	*December 31,* **2004**	2003
Repurchase agreements, balance ending	**$ 13,147**	$ 9,317
Average balance	**11,721**	7,768
Book value of collateral		
U.S. Government agency notes	**24,579**	17,355
Market value of collateral	**24,579**	17,355
Weighted average rate	**1.14%**	1.24%
Weighted average maturity	**1 day**	1 day

During March 2003, NewMil formed a subsidiary, NewMil Statutory Trust I, a trust formed under the laws of the state of Delaware, and issued $10 million of fixed/adjustable rate Trust Preferred Securities through a pooled trust-preferred securities offering. FTN Financial Capital Markets and Keefe Bruyette and Woods, Inc. acted as placement agents in the pooled offering. NewMil owns all of the common securities of the Trust and the Trust has no independent assets or operations, and exists for the sole purpose of issuing Trust Preferred Securities and investing the proceeds in an equivalent amount of junior subordinated debentures issued by NewMil. The junior subordinated debentures, which are the sole assets of the trust, are unsecured obligations of NewMil and generally are subordinate and junior in right of payment to all present and future senior and subordinated indebtedness and certain other financial obligations of NewMil.

The Trust Preferred Securities have an original term of 30 years and bear a fixed coupon of 6.40% for the first five years, and thereafter, a floating-rate coupon that will reset quarterly at three-month LIBOR plus 3.15%. Interest on the securities is payable quarterly. NewMil may redeem the Trust Preferred Securities, in whole or in part, on or after March 26, 2008, or earlier under certain conditions. The subordinated debentures bear the same terms and conditions as the Trust Preferred Securities. NewMil paid $300,000 in connection with the issuance of the Trust Preferred Securities and this amount is being amortized over the estimated life of the underlying securities. The net proceeds qualify as Tier I capital for regulatory purposes.

NOTE 8
INCOME TAXES

NewMil provides deferred taxes for the estimated future tax effects attributable to temporary differences and carry-forwards when realization is more likely than not. The components of the income tax provision were as follows:

(in thousands)	**2004**	*December 31,* 2003	2002
Current provision			
Federal	**$ 3,915**	$ 3,650	$ 3,258
State	**1**	1	1
Total	**3,916**	3,651	3,259
Deferred benefit			
Federal	(7)	(205)	(137)
State	—	—	—
Total	(7)	(205)	(137)
Income tax provision	**$ 3,909**	$ 3,446	$ 3,122

The following is a reconciliation of the expected federal statutory tax to the income tax provision:

(in thousands)	*Years ended December 31,* **2004**	2003	2002
Income tax at statutory federal tax rate	**34.0%**	34.0%	34.0%
Connecticut Corporation tax, net of federal tax benefit	—	—	—
Cash surrender value, life insurance	**(1.2)**	(1.4)	(1.6)
Other	**(1.2)**	(1.2)	(1.1)
Effective income tax rates	**31.6%**	31.4%	31.3%

The components of NewMil's net deferred tax asset are as follows:

(in thousands)	***December 31, 2004*** Federal	State	*December 31, 2003* Federal	State
Deferred tax assets				
Net operating losses	**$ —**	**$ 5,528**	$ —	$ 4,559
Bad debt expense, book	**1,716**	**379**	1,767	390
Post retirement benefits	**447**	**99**	540	119
Other	**72**	**193**	95	117
Total deferred tax assets	**2,235**	**6,199**	2,402	5,185
Deferred tax liabilities				
Unrealized gains on securities available-for-sale and transferred to held-to-maturity	**362**	**—**	1,500	—
Prepaid Pension	**560**	**124**	515	114
Bad debt expense, tax	**228**	**50**	465	103
Other	**480**	**106**	462	101
Total deferred tax liabilities	**1,630**	**280**	2,942	318
Net deferred tax assets (liabilities)	**605**	**5,919**	(540)	4,867
Valuation reserve	**—**	**(5,919)**	—	(4,867)
Net deferred tax assets (liabilities)	**$ 605**	**$ —**	$ (540)	$ —

The allocation of deferred tax expense involving items charged to income and items charged directly to shareholders' equity and items charged to goodwill are as follows:

(in thousands)	***December 31, 2004*** Federal	State	*December 31, 2003* Federal	State
Deferred tax expense (benefit) allocated to:				
Shareholders' equity	**$ (1,138)**	**$ —**	$ (1,476)	$ —
Goodwill	**—**	**—**	—	—
Income	**(7)**	**—**	(205)	—
Total deferred tax expense	**$ (1,145)**	**$ —**	$ (1,681)	$ —

NewMil will only recognize a deferred tax asset when, based upon available evidence, realization is more likely than not.

At December 31, 2004 and 2003, a valuation allowance was established for the entire amount of the state deferred tax assets as a result of Connecticut legislation that permits banks to shelter certain mortgage income from the Connecticut corporation business tax through the use of a special purpose entity called a "passive investment company" (PIC). In accordance with this legislation, in 1999 NewMil formed a PIC, NewMil Mortgage Company. NewMil does not expect to pay state income tax in the foreseeable future unless there is a change in State of Connecticut corporate tax law.

NOTE 9
RETIREMENT PLANS

NewMil has a non-contributory defined benefit pension plan (the "Pension Plan") covering all eligible employees. Since September 1, 1993 benefit accruals have been suspended under the Pension Plan for all employees. The accrued benefits are primarily based on compensation and length of service. Pension Plan assets consist principally of cash, money market funds, bonds and equity securities.

NewMil provides post-retirement health care and life insurance benefits (the "Other Benefits Plan") for eligible current retirees and eligible employees. Retiree benefits are provided for employees that were eligible for retirement as of August 1, 1993 and certain eligible current retirees. NewMil and the retiree share retiree benefit costs. Benefits are based on deductible and coinsurance provisions. The post-retirement life insurance benefits are non-contributory, and benefits are based on a percentage of the base pay at retirement. Effective August 1, 1993 NewMil suspended certain post-retirement benefits and introduced a co-pay provision for new employees hired on or after August 1, 1993. NewMil does not advance-fund its post-retirement health care and life insurance benefit plan.

NewMil uses a September 30, 2004 measurement date for its plans. The funded status of the Pension Plan and the Other Benefits Plan was as follows:

	Pension Plan		Other Benefits Plan	
(in thousands)	**2004**	2003	**2004**	2003
Change in benefit obligation:				
Benefit obligation, beginning of year	**$ 6,695**	$ 6,419	**$ 766**	$ 779
Service cost	**—**	—	**19**	15
Interest cost	**381**	403	**51**	45
Impact of assumption change	**155**	155	**33**	28
Experience (loss) gain	**(156)**	—	**61**	(80)
Impact of plan changes	**—**	—	**—**	—
Plan participants' contributions	**—**	—	**—**	—
Actuarial gain	**—**	—	**—**	—
Benefits paid	**(295)**	(282)	**(20)**	(21)
Benefit obligation, end of year	**6,780**	6,695	**910**	766
Change in plan assets:				
Fair value of plan assets, beginning of year	**7,089**	6,422	**—**	—
Actual gain on plan assets	**722**	949	**—**	—
Employer contribution	**—**	—	**20**	21
Plan participant's contribution	**—**	—	**—**	—
Benefits paid	**(295)**	(282)	**(20)**	(21)
Fair value of plan assets, end of year	**7,516**	7,089	**—**	—
Funded status	**736**	394	**(910)**	(766)
Unrecognized prior service cost	**177**	190	**—**	—
Unrecognized net actuarial loss	**734**	930	**195**	108
Unrecognized net transition obligation	**—**	—	**130**	146
Prepaid (accrued) benefit cost	**$ 1,647**	$ 1,514	**$ (585)**	$ (512)

The projected unit credit cost method was used and below are certain other assumptions utilized:

	Pension Plan		Other Benefits Plan	
(in thousands)	**2004**	2003	**2004**	2003
Weighted-average assumptions:				
Discount rate	**6.00%**	6.25%	**6.00%**	6.25%
Expected long-term rate of return	**8.00**	8.00	**—**	—
Trend Rate				
Initial Rate	**—**	—	**11.00**	12.00
Ultimate Rate	**—**	—	**5.00**	5.00
Years until ultimate rate	**—**	—	**6**	7

The following is the impact of changes in trend assumption related to the Other Benefits Plan:

(in thousands)	Accrued Pension Benefit Obligation	Service Cost and Interest Cost
At Trend + 1%	**1,051**	**83**
Dollar impact	**140**	**13**
Percentage impact	**15.42%**	**18.66%**
At Trend - 1%	**$ 801**	**$ 60**
Dollar impact	**(110)**	**(10)**
Percentage impact	**(12.05)%**	**(14.29)%**

The following are components of net periodic benefits (cost):

	Pension Plan		Other Benefits Plan	
(in thousands)	**2004**	2003	**2004**	2003
Components of net periodic cost:				
Service cost	**$ —**	$ —	**$ 19**	$ 15
Interest cost	**381**	403	**51**	45
Expected return on plan assets	**(531)**	(497)	**—**	—
Amortization of prior service cost	**13**	13	**—**	—
Amortization of recognized net loss	**4**	39	**7**	1
Amortization of net transition obligation	**—**	—	**15**	15
Net periodic benefit (income) cost	**$ (133)**	$ (42)	**$ 92**	$ 76

NewMil's Other Plan is not funded. NewMil's Pension Plan weighted-average asset allocations were as follows:

(in thousands)	**December 31, 2004**	
Investment Allocation:		
Equity securities	**80%**	**$ 6,021**
Debt securities	**16**	**1,214**
Real estate	**—**	**—**
Other assets	**4**	**281**
Total	**100%**	**$ 7,516**

The investment objective for the Pension Plan is to obtain a favorable relative return for the entire fund, consistent with preservation of capital emphasizing some income generation and long-term growth. While some risk is warranted pursuing long-term growth of capital, consistent annual returns with low volatility in investment performance are very desirable.

The basis for determining the expected long-term rate of return on assets for the Other Benefits Plan does not apply because the plan is not funded. The Pension Plan's expected long-term rate of return assumption is determined by adding expected inflation to expected long-term real returns of various asset classes, taking into account expected volatility and correlation between the returns of various assets classes:

Assets Classes:	
Equities	8.5% historical average arithmetic real return plus inflation
Government Bonds	current yields on inflation-indexed bonds plus inflation
Corporate Bonds	government bond yields plus a blend of current and historical credit spreads
Real Estate	5.0% historical average arithmetic real return plus inflation
Current Expected Inflation	2.5%

NewMil's Other Plan contributions for fiscal year beginning January 1, 2005 is expected to be $35,000. NewMil's Pension plan expects not to make any contributions during the fiscal year beginning January 1, 2005.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

(in thousands)	Pension Plan	Other Benefits Plan
2005	$ 454	$ 35
2006	503	38
2007	508	47
2008	512	50
2009	514	54
2010-2014	$ 2,529	$ 309

For the first half of the fiscal year ended June 30, 2000 NewMil measured net periodic pension cost under the premise that the plan would be terminated during 2000. During the quarter ended December 31, 1999, NewMil made a strategic decision not to terminate the plan and to continue the plan in a frozen status. This change in strategy was deemed a significant event per paragraph 53 of SFAS No. 87 "Employers' Accounting for Pensions" which necessitated a change in measurement assumptions.

NewMil has a 401(k) Savings Retirement Plan covering all eligible employees. Participants may contribute up to 15% of their compensation, subject to a maximum of $13,000 per year in 2004. Individuals, age 50 or higher during 2004 are eligible to contribute a "catch-up" contribution amounting to an additional $3,000. Effective January 1, 2000, NewMil amended the 401(k) Savings Retirement Plan in order to adopt the provisions of the IRS safe harbor rules. For the period from July 1, 1999 to December 31, 1999 NewMil contributed amounts equal to 50% of annual employee contributions up to 6% of participants' compensation. Since January 1, 2000, NewMil contributes amounts equal to 100% of annual employee contributions up to 3% of participants' compensation and 50% of the next 2% of annual employee contributions of participants' compensation. Since the amendment to the Plan, employees are fully vested in NewMil's contributions. NewMil contributed $199,000 in 2004, $190,000, in 2003 and $171,000 to the Plan in 2002. The plan allows for NewMil to make non-contributory profit sharing contributions. No profit sharing contributions were made during 2004, 2003 or 2002.

NewMil provides supplemental retirement benefits to certain key executives. Supplemental retirement expense was $229,000 for 2004, $201,000 for 2003 and $220,000 for 2002.

NOTE 10

SHAREHOLDERS' EQUITY

Capital Requirements

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional and discretionary actions by the regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of Tier 1 capital (as defined) to average assets (as defined) and total and Tier 1 capital (as defined) to risk-weighted assets (as defined). Management believes, as of December 31, 2004, that the Bank meets all capital adequacy requirements to which it is subject.

The Bank was classified, as of its most recent notification, as "well capitalized". The Bank's actual regulatory capital position and minimum capital requirements as defined "For Capital Adequacy Purposes" and "To Be Well Capitalized Under Prompt Corrective Action Provisions" are as follows:

	December 31, 2004		December 31, 2003	
(dollars in thousands)	Amount	Ratio	Amount	Ratio
Actual Capital Position				
Tier 1 leverage	**$ 55,296**	**7.63%**	$ 46,796	6.85%
Tier 1 risk-based	**55,296**	**12.94**	46,796	11.13
Total risk-based	**60,344**	**14.13**	51,994	12.36
Minimum Requirement For Capital Adequacy				
Tier 1 leverage	**28,998**	**4.00**	27,314	4.00
Tier 1 risk-based	**17,088**	**4.00**	16,822	4.00
Total risk-based	**34,176**	**8.00**	33,645	8.00
Minimum Requirement To Be Well Capitalized				
Tier 1 leverage	**36,248**	**5.00**	34,143	5.00
Tier 1 risk-based	**25,632**	**6.00**	25,233	6.00
Total risk-based	**42,720**	**10.00**	42,056	10.00

Restrictions on Subsidiary's Dividends and Payments

NewMil's ability to pay dividends is dependent on the Bank's ability to pay dividends to NewMil. There are certain restrictions on the payment of dividends and other payments by the Bank to NewMil. Under Connecticut law the Bank is prohibited from declaring a cash dividend on its common stock except from its net profit for the current year and retained net profits for the preceding two years. Consequently, the maximum amount of dividends payable by the Bank to NewMil at December 31, 2004 was $15.9 million. In some instances further restrictions on dividends may be imposed on NewMil by the FRB.

Repurchases of Common Stock

On April 23, 2003, NewMil announced its intention to repurchase 203,690, or 5%, of its outstanding shares of common stock in the open market and unsolicited negotiated transactions, including block purchases. The purpose of NewMil's repurchase plan is to offset the future dilution from shares issued upon the exercise of stock options under NewMil's stock option plans, and for general corporate purposes.

During 2004 NewMil repurchased 45,100 shares of common stock for total consideration of $1.3 million, or $28.71 per average share, under the share repurchase plan announced on April 23, 2003.

NOTE 11
COMPREHENSIVE INCOME

Comprehensive income includes net income and any changes in equity from non-owner sources that are not recorded in the income statement (such as changes in net unrealized gains (losses) on securities). The purpose of reporting comprehensive income is to report a measure of all changes in equity of an enterprise that result from recognized transactions and other economic events of the period other than transactions with owners in their capacity as owners. NewMil's only component of other comprehensive income is net unrealized gains (losses) on securities. The components of comprehensive income are as follows:

	Years ended December 31,		
(in thousands)	**2004**	2003	2002
Net income	**$ 8,447**	$ 7,528	$ 6,850
Net unrealized (losses) gains on securities during period	**(2,210)**	(2,866)	2,858
Comprehensive income	**$ 6,237**	$ 4,662	$ 9,708

The components of other comprehensive income, and related tax effects are as follows:

	Before Tax amount	Tax (expense) benefit	Net of Tax amount
Year ended December 31, 2004			
Net unrealized losses on securities available-for-sale during year	**$ (3,360)**	**$ 1,142**	**$ (2,218)**
Accretion of unrealized loss on securities transferred from available-for-sale to held-to-maturity	**12**	**(4)**	**8**
Net unrealized gains on securities during year	**$ (3,348)**	**$ 1,138**	**$ (2,210)**
Year ended December 31, 2003			
Net unrealized losses on securities available-for-sale during year	$ (4,395)	$ 1,495	$ (2,900)
Accretion of unrealized loss on securities transferred from available-for-sale to held-to-maturity	52	(18)	34
Net unrealized gains on securities during year	$ (4,343)	$ 1,477	$ (2,866)
Year ended December 31, 2002			
Net unrealized gains on securities available-for-sale during year	$ 4,306	$ (1,464)	$ 2,842
Accretion of unrealized loss on securities transferred from available-for-sale to held-to-maturity	24	(8)	16
Net unrealized gains on securities during year	$ 4,330	$ (1,472)	$ 2,858

NOTE 12
RELATED PARTY TRANSACTIONS

In the normal course of business the Bank has granted loans to executive officers, directors, principal shareholders and associates of the foregoing persons considered to be related parties. Changes in loans to executive officers, directors and their related associates are as follows (there are no loans to principal shareholders):

	Year ended December 31,	
(in thousands)	**2004**	2003
Balance, beginning of period	**$ 2,094**	$ 2,411
Advances	**1,417**	1,527
Related parties added during period	—	—
Repayments	**591**	(1,844)
Balance, end of period	**$ 2,920**	$ 2,094

NOTE 13
STOCK OPTIONS

During 2004 NewMil's 1986 Stock Option and Incentive Plan ("Employee Plan") was amended to increase the aggregate number of shares of stock subject to options which may be granted under the Employee Plan by 200,000 shares and extending the term of the Plan until April 28, 2014.

The Employee Plan authorizes the granting of both incentive and non-incentive options and stock appreciation rights (SARs) to officers and other key employees by the Salary and Benefits Committee of the Board. During the last three years no SARs were granted. The Employee Plan provides for the granting of options to purchase shares of Common Stock for terms of up to 10 years at an exercise price not less than 85% of the fair market value of NewMil's stock on the date of the grant. During 2004 NewMil granted 70,000 options. During January 2004, 49,500 options were granted by NewMil, which included a vesting requirement of approximately eight months. During October 2004, NewMil granted an additional 20,500 options under which there were no vesting requirements. During 2004 NewMil's 1992 Stock Option Plan for Outside Directors ("Director Plan") was amended to increase the aggregate number of shares of stock subject to options which may be granted under the Directors Plan by 50,000 shares. The amendment also removed the automatic annual grant of 2,000 shares to each non-employee director and places the authority to grant shares with the Salary and Benefits Committee up to 1,000 shares per year, per non-employee director, based upon the performance of NewMil and the Bank during the previous fiscal year and extended the term of the Directors Plan until April 28, 2014. The Director Plan provides for the granting of options to purchase shares of Common Stock for terms of up to 10 years at an exercise price of not less than the fair market value (average of the bid and ask price) of NewMil's stock on the date of the grant. During 2004 no options or SARS were granted. Changes in outstanding stock option and SARS are as follows:

	Employee Plan		Director Plan	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
December 31, 2001	290,150	6.959	158,000	7.779
Granted	49,182	15.573	20,000	14.760
Exercised	(26,250)	4.584	(41,000)	3.000
Lapsed	(800)	3.000	(10,000)	3.000
December 31, 2002	312,282	8.526	127,000	10.798
Granted	—	—	—	—
Exercised	(50,575)	7.179	(6,000)	6.458
Lapsed	(900)	14.85	—	—
December 31, 2003	260,807	8.728	121,000	11.013
Granted	70,000	29.092	—	—
Exercised	(133,745)	6.561	(14,000)	10.388
Lapsed	(100)	14.850	(4,000)	5.000
December 31, 2004	**196,962**	**17.434**	**103,000**	**11.332**
Options exercisable at December 31, 2004	**196,962**		**103,000**	
Options available under plan	**181,666**		**53,000**	

The following table summarizes information about NewMil's Employee and Director stock option plans, as of December 31, 2004:

Range of exercise price	Number of options Outstanding	Number of options Exercisable	Weighted average remaining contractual life	Weighted average exercise price
$ 6.00 – 8.99	59,465	59,465	1.1	$ 6.63
9.00 – 11.99	82,205	82,205	4.9	10.77
12.00 – 14.99	78,292	78,292	5.7	14.06
15.00 – 18.99	10,000	10,000	7.1	18.41
19.00 – 29.35	70,000	70,000	9.1	29.09
	299,962	299,962	5.4	$15.34

Effective July 1, 1996 NewMil adopted Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" (SFAS 123). As permitted by SFAS 123 NewMil has chosen to apply APB Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its Plans. Accordingly, no compensation expense has been recognized for options granted under its Plans. Had compensation cost for the NewMil's Plans been determined based on the fair value at the grant dates for awards under the Plans consistent with the method of SFAS 123, NewMil's net income and diluted earnings per share would have been reduced to the proforma amounts indicated below. The fair value of each option grant was estimated on the date of grant using the Roll-Geske Model for pricing American call options with dividends, with the following weighted average assumptions used for grants.

As required by FASB Statement No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment to FASB Statement 123, pro forma net income and earnings per common share information is provided, as if the Company accounted for its employee stock option plans under the fair value method of FAS 123.

	Years ended December 31,		
(net income in thousands)	**2004**	2003	2002
As reported			
Net income	**$ 8,447**	$ 7,528	$ 6,850
Earnings per share, diluted	**1.95**	1.73	1.50
Earnings per share, basic	**2.01**	1.82	1.59
Pro forma			
Net income	**8,089**	7,406	6,669
Earnings per share, diluted	**1.87**	1.70	1.46
Earnings per share, basic	**1.92**	1.80	1.54
Stock-based employee compensation cost, net of related taxes, included in net income			
As reported	**—**	—	—
Pro forma	**358**	122	181
Dividend yield	**2.75%**	3.26%	3.30%
Expected volatility	**20.00**	30.00	30.00
Risk-free interest rate	**3.25**	5.21	5.16
Expected lives, years	**5**	10	10
Grant date, fair value of options	**$ 4.77**	$ 4.96	$ 4.83

NOTE 14

COMMITMENTS AND CONTINGENT LIABILITIES

In the normal course of business there are various commitments and contingent liabilities outstanding pertaining to the purchase and sale of securities and the granting of loans and lines of credit, which are not reflected in the accompanying financial statements. NewMil's loan commitments are as follows:

	December 31,	
(in thousands)	**2004**	2003
Unused lines of credit	**$ 52,437**	$ 50,428
Construction mortgages	**20,060**	17,352
Loan commitments	**21,200**	14,533
Letters of Credit	**3,003**	2,470

NewMil does not anticipate any material losses as a result of these transactions. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. NewMil's exposure to credit loss in the event of non-performance by the other party to the commitment is represented by the contractual amount of the instrument. The exposure to credit loss is limited by evaluating the customer's credit worthiness on a case-by-case basis and by obtaining collateral if deemed necessary. Collateral held generally includes residential and commercial real estate. NewMil generally requires an initial loan to value ratio of no greater than 80% when real estate collateralizes a loan commitment.

NewMil and its subsidiaries are defendants in proceedings arising out of, and incidental to, activities conducted in the normal course of business. In the opinion of management, resolutions of these matters will not have a material effect on NewMil's financial condition, results of operations or cash flows.

NewMil leases facilities under operating leases that expire at various dates through 2012. The leases have varying renewal options, generally require a fixed annual rent, and provide that real estate taxes, insurance, and maintenance are to be paid by NewMil. Rent expense totaled $540,000 for 2004, $526,000 for 2003 and $432,000 for 2002. Future minimum lease payments at December 31, 2004 are as follows:

Future minimum lease payments

(in thousands)	**December 31, 2004**
2005	$ 463
2006	388
2007	289
2008	281
2009	223
After 2009	102
	$ 1,746

NOTE 15

ESTIMATED FAIR VALUES OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107 "Disclosures About Fair Value of Financial Instruments" (SFAS 107), requires NewMil to disclose fair value information for certain of its financial instruments, including loans, securities, deposits, borrowings and other such instruments. Quoted market prices are not available for a significant portion of NewMil's financial instruments and, as a result, the fair values presented may not be indicative of net realizable or liquidation values. Fair values are estimates derived using present value or other valuation techniques and are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics, and other factors. In addition, fair value estimates are based on market conditions and information about the financial instrument at a specific point in time. Fair value estimates are based on existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Such items include mortgage servicing, core deposit intangibles and other customer relationships, premises and equipment, foreclosed real estate and income taxes. In addition, the tax ramifications relating to the realization of the unrealized gains and losses may have a significant effect on fair value estimates and have not been considered in the estimates.

The following is a summary of the methodologies and assumptions used to estimate the fair value of NewMil's financial instruments pursuant to SFAS 107.

Cash, cash equivalents and other: The fair value of cash and due from banks, deposits with banks, federal funds sold, accrued interest receivable, repurchase agreements and accrued interest payable, is considered to approximate the book value due to their short-term nature and negligible credit losses.

Securities: Fair value of securities available-for-sale and held-for-sale were determined by secondary market and independent broker quotations.

Loans: Fair values for residential mortgage and consumer installment loans were estimated by discounting cash flows, adjusted for prepayments. The discount rates used for residential mortgages were secondary market yields net of servicing and adjusted for risk. The discount rates used for consumer installment loans were current rates offered by NewMil. Fair values for commercial loans were estimated by assessing credit risk and interest rate risk. Such loans were valued by discounting estimated future cash flows at a rate that incorporates both interest and credit risk.

Deposit liabilities: The fair value for demand, savings and certain money market deposits is equal to the amount payable on demand at the balance sheet date, which is equal to the carrying value. The fair value of certificates of deposit was estimated by discounting cash flows using rates currently offered by NewMil for deposits of similar remaining maturities.

Borrowings: The fair value for borrowings was estimated by discounting cash flows using rates currently offered by lenders for borrowings of similar remaining maturities.

The carrying values and estimated fair values of NewMil's financial instruments are as follows:

	December 31,			
	2004		2003	
(in thousands)	Carrying value	Estimated fair value	Carrying value	Estimated fair value
Financial Assets				
Cash and due from banks	**$ 18,493**	**$ 18,493**	$ 22,524	$ 22,524
Federal funds sold	**—**	**—**	—	—
Securities available-for-sale	**204,101**	**204,101**	184,513	184,513
Securities held-to-maturity	**12,457**	**12,800**	14,588	15,082
Loans	**481,000**	**478,432**	454,441	456,753
Allowance for loan losses	**(5,048)**	**—**	(5,198)	—
Deferred loan origination fees and purchase premium, net	**708**	**—**	408	—
Loans, net	**476,660**	**478,432**	449,651	456,753
Accrued interest receivable	**3,343**	**3,343**	3,711	3,711
Financial Liabilities				
Deposits				
Demand (non-interest-bearing)	**$ 66,895**	**$ 66,895**	$ 49,813	$ 49,813
NOW accounts	**85,889**	**85,889**	76,524	76,524
Money market	**147,375**	**147,375**	155,911	155,911
Savings and other	**85,829**	**85,829**	84,660	84,660
Certificates of deposit	**201,022**	**201,534**	191,260	193,853
Total deposits	**587,010**	**587,522**	558,168	560,761
FHLB advances	**75,654**	**75,215**	70,247	71,979
Repurchase agreements	**13,147**	**13,147**	9,317	9,317
Long-term debt	**9,806**	**10,129**	9,746	8,269
Accrued interest payable	**242**	**242**	237	237

NOTE 16

NEWMIL BANCORP, INC. (PARENT COMPANY ONLY) FINANCIAL INFORMATION

The unconsolidated balance sheets and statements of income and cash flows of NewMil Bancorp, Inc. are presented as follows:

Balance Sheets	*December 31,*	
(in thousands)	**2004**	2003
Assets		
Cash and due from bank	**$ 1,257**	$ 3,723
Investment in bank subsidiary	**64,239**	58,408
Investment in other subsidiary	**310**	310
Total Assets	**$ 65,806**	$ 62,441
Liabilities and Shareholders' Equity		
Liabilities	**$ 10,192**	$ 10,135
Shareholders' equity	**55,614**	52,306
Total Liabilities and Shareholders' Equity	**$ 65,806**	$ 62,441

Statements of Income		*Years ended December 31,*	
(in thousands)	**2004**	2003	2002
Dividends from subsidiaries	**$ 1,449**	$ 1,325	$ 6,339
Expenses	**952**	695	248
Income before taxes and undistributed net income of subsidiaries	**497**	630	6,091
Income tax	**90**	32	207
Income before equity in undistributed net income of subsidiaries	**407**	598	5,884
Equity in undistributed net income of subsidiaries	**8,040**	6,930	966
Net income	**$ 8,447**	$ 7,528	$ 6,850

Statements of Cash Flows		*Years ended December 31,*	
(in thousands)	**2004**	2003	2002
Net income	**$ 8,447**	$ 7,528	$ 6,850
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed net income of subsidiaries	**(8,040)**	(6,930)	(966)
Other	**56**	(305)	249
Net cash provided by operating activities	**463**	293	6,133
Investing Activities:			
Payments for investments in and advances to subsidiaries	**—**	(310)	—
Net cash used by investing activities	**—**	(310)	—
Financing Activities:			
Cash dividends paid	**(2,777)**	(2,477)	(2,162)
Proceeds from Common Stock reissued	**29**	55	44
Common Stock repurchased	**(1,295)**	(4,604)	(4,399)
Proceeds from exercise of stock options	**1,024**	402	244
Proceeds from advances from subsidiary	**—**	10,310	—
Other	**90**	32	—
Net cash (used) provided by financing activities	**(2,929)**	3,718	(6,273)
(Decrease) increase in cash and cash equivalents	**(2,466)**	3,701	(140)
Cash and cash equivalents, beginning of period	**3,723**	22	162
Cash and cash equivalents, end of period	**$ 1,257**	$ 3,723	$ 22

BOARD OF DIRECTORS
NewMil Bancorp, Inc. and NewMil Bank

Francis J. Wiatr
Chairman, President and CEO
NewMil Bancorp, Inc.

Chairman, President and CEO
NewMil Bank

Herbert E. Bullock
Echo Bay Marina

Joseph Carlson II
Financial Consultant;
Former Vice Chairman and CFO
Centerbank and Center Financial

Kevin L. Dumas
Certified Public Accountant

Laurie G. Gonthier
Vice President, Investments
UBS Financial Services, Inc.

Paul N. Jaber
Attorney
Cutsumpas, Collins, Hannafin,
Garamella, Jaber & Tuozzolo

Robert J. McCarthy
Former Chairman
Norco, Inc.

John Otto
President
The Otto Company

Betty F. Pacocha
Executive Vice President
and Secretary
NewMil Bank

Secretary
NewMil Bancorp, Inc.

Suzanne L. Powers
Attorney
Powers and Powers

Anthony M. Rizzo, Sr.
JAR Associates

Mary C. Williams
Retired Executive

OFFICERS
NewMil Bancorp, Inc.

Francis J. Wiatr
Chairman, President and CEO

B. Ian McMahon
Chief Financial Officer and Treasurer

Betty F. Pacocha
Secretary

OFFICERS
NewMil Bank

Francis J. Wiatr
Chairman, President and CEO

B. Ian McMahon
Executive Vice President
Chief Financial Officer and Treasurer

Betty F. Pacocha
Executive Vice President
Corporate Secretary

John Baker
Senior Vice President
Loan Administration

Virginia Dexter
Senior Vice President
Loan Servicing

Diane Farrell
Senior Vice President
Marketing

Robert Granata
Senior Vice President Finance
and Controller

Thomas Grant
Senior Vice President
Commercial Lending

Roberta Reed
Senior Vice President
Residential Lending

Terrence Shannon
Senior Vice President
Information Technology

William Starbuck
Senior Vice President
Commercial Lending

Marlene Warren
Senior Vice President
Branch Administration

William Barnhart
Vice President
Commercial Lending

Mark Chory
Vice President
Commercial Lending

Kris Grainger
Vice President
Loan Administration

Gary Hage
Vice President
Security Officer
BSA/OFAC/CIP Officer

John Lindgren
Vice President
Business Development Officer

David Loftus
Vice President
Commercial Lending

Gregory McFetridge
Vice President
Commercial Lending

Lynn Mohlenhoff
Vice President
Business Development Officer

Joseph Novak
Vice President
Information Technology

William Partington
Vice President
Commercial Lending

Amy Shea
Vice President
Secondary Market and
Lending Compliance Officer

Trishia Vaneron
Vice President
Residential Lending

June Walker
Vice President
Human Resources

Edmund Woerner
Vice President
Commercial Lending

William Gabriele
Assistant Vice President
Business Development Officer

Margaret Haller
Assistant Vice President
Boardman Terrace Office, New Milford

Judith Kiessling
Assistant Vice President
Marketing

Francesca Kracht
Assistant Vice President
Deposit Operations

Caroline Masucci
Assistant Vice President
Loan Administration

Janet Michalek
Assistant Vice President
Sherman Office

Darren Piper
Assistant Vice President
Commercial Lending Officer

Barbara Dell'Orso
Assistant Vice President
Loan Servicing Officer

Anthony Atherton
Information Technology Officer

Bruce Blanchard
Senior Credit Analyst

Vera Galskoy
Senior Credit Analyst

Laura Chandler
Personnel Officer

Ann Dupree
Mortgage Loan Officer

Patricia Hollingsworth
Mortgage Loan Officer

Dale Killing
Mortgage Loan Officer

Rodney Moore
Mortgage Loan Officer

Barbara Potter
Commercial Lending Officer

Dana Rosenbergen
Senior Credit Analyst

NEWMIL BANK BRANCHES

MAIN OFFICE

19 Main Street
New Milford, CT 06776
Telephone (860) 210-4040 or
(800) 525-6672
Fax (860) 354-4171

BRANCH OFFICES

53 Main Street
New Milford, CT 06776

291 Danbury Road
New Milford, CT 06776

2 Stony Hill Road
Bethel, CT 06801

Routes 67 and 133
Bridgewater, CT 06752

789 Federal Road, Route 7
Brookfield, CT 06804

10 Granite Avenue
Canaan, CT 06018

301 Main Street
Danbury, CT 06810

North Street Shopping Center
1 Padanaram Road
Danbury, CT 06811

50 North Main Street, Route 7
Kent, CT 06757

Routes 63 and 109
Morris, CT 06763

New Fairfield Shopping Center
Routes 37 and 39
New Fairfield, CT 06812

Routes 202 and 45
New Preston, CT 06777

189 Main Street
Norwalk, CT 06851

50 Danbury Road
Ridgefield, CT 06877

Sharon Shopping Center
Route 41
Sharon, CT 06069

Routes 37 and 39
Sherman, CT 06784

Inside Shaw's Supermarket
775 Main Street South
Southbury, CT 06488

200 Main Street South
Southbury, CT 06488

BANK-BY-PHONE

(860) 355-7500
(800) 355-6672

ONLINE BANKING AND BILL PAY

www.newmil.com

SHAREHOLDER INFORMATION

CORPORATE HEADQUARTERS

NewMil Bancorp, Inc.
19 Main Street
P.O. Box 600
New Milford, CT 06776-0600
Telephone (860) 355-7600
Fax (860) 354-4171

WEBSITE

www.newmil.com

AUDITORS

PricewaterhouseCoopers LLP
Certified Public Accountants
100 Pearl Street
Hartford, CT 06103

TRANSFER AGENT-REGISTRAR

American Stock Transfer &
Trust Company
59 Maiden Lane
New York, NY 10038
Telephone (212) 936-5100 or
(800) 937-5449

For Dividend Reinvestment and Stock Purchase Plan information: Contact American Stock Transfer at the address shown, or call Telephone (718) 921-8283 or (800) 278-4353.

STOCK LISTING

NewMil Bancorp's common stock is traded on the Nasdaq National Market tier of The Nasdaq Stock Market under the symbol NMIL. The stock is listed in financial publications under various abbreviations such as NewMil Bc.

FORM 10-K

Copies of NewMil Bancorp's Form 10-K filed with the Securities and Exchange Commission are available without charge upon written request to:

Shareholder Relations
NewMil Bancorp
P.O. Box 600
New Milford, CT 06776-0600

ANNUAL MEETING

The Annual Meeting of the Shareholders of NewMil Bancorp, Inc., is scheduled for Wednesday, April 27, 2005 at 9:30 AM at the Candlewood Valley Country Club, New Milford, Connecticut.

NewMil Bancorp

Main Street
Box 600
New Milford, CT 06776-0600
telephone
fax